OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT

                         ULTRAPETROL (BAHAMAS) LIMITED

                           OFFER TO PURCHASE FOR CASH
        ANY AND ALL OF ITS $135,000,000 OUTSTANDING PRINCIPAL AMOUNT OF
       10 1/2% FIRST PREFERRED SHIP MORTGAGE NOTES DUE 2008 (THE "NOTES")
                            (CUSIP NO. 90389Q AB 0)
                            (ISIN NO. US90389QAB05)
                                      AND
                          SOLICITATION OF CONSENTS FOR
                  PROPOSED AMENDMENTS TO THE RELATED INDENTURE

     Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the "Company"), hereby offers to purchase for cash any and all of the outstanding Notes from each holder thereof (each, a "Holder" and collectively, the "Holders") upon the terms and conditions set forth in this Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, the "Statement") and in the accompanying Consent and Letter of Transmittal (as it may be amended from time to time, the "Consent and Letter of Transmittal"). The offer on the terms set forth in this Statement and in the Consent and Letter of Transmittal is referred to herein as the "Offer." In conjunction with the Offer, the Company hereby solicits (the "Solicitation") consents (the "Consents") of registered Holders of Notes to certain proposed amendments (the "Proposed Amendments") to the indenture dated as of March 30, 1998 (the "Indenture"), between the Company, the guarantors and pledgors named therein and Manufacturers and Traders Trust Company (a New York banking corporation and successor in interest to Allfirst Bank (formerly known as FMB Bank), a Maryland state-chartered commercial bank (formerly chartered as a national banking association under the name The First National Bank of Maryland)), as trustee (the "Trustee"), pursuant to which an aggregate principal amount of $135,000,000 of Notes were originally issued.

THIS OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 23, 2004, UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE"). THIS OFFER MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME, INCLUDING ON A DAILY BASIS. HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE CONSENT PAYMENT (AS DEFINED BELOW) AND THE TENDER OFFER CONSIDERATION (AS DEFINED BELOW) WITH RESPECT TO THE NOTES MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS AND TENDER THEIR NOTES PURSUANT TO THE OFFER PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 8, 2004, UNLESS EXTENDED BY THE COMPANY (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "CONSENT DATE"). TENDERED NOTES MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE BUT NOT THEREAFTER. HOLDERS WHO TENDER THEIR NOTES AND DELIVER THEIR CONSENTS ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION AND MAY NOT WITHDRAW THEIR NOTES OR REVOKE THEIR CONSENTS UNLESS OTHERWISE REQUIRED BY LAW. HOLDERS WHO TENDER THEIR NOTES MUST CONSENT TO THE PROPOSED AMENDMENTS AND HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES.

     The following table sets forth the Total Consideration (as defined below) per $1,000 principal amount of the Notes, excluding accrued and unpaid interest.

TENDER OFFER
CONSIDERATION   CONSENT PAYMENT   TOTAL CONSIDERATION
-------------   ---------------   -------------------
  $1,007.50         $30.00             $1,037.50

                      The Dealer Manager for the Offer and
                  Solicitation Agent for the Solicitation is:

                                     (LOGO)

October 26, 2004

     The primary purpose of the Offer is to acquire all of the Notes as an integral part of the New Financing (as defined below). The primary purpose of the Solicitation and the Proposed Amendments is to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions contained in the Indenture so that any non-tendered Notes do not restrict the future financial and operating flexibility of the Company. See Item 1, "Purpose of the Offer and the Solicitation."

     THIS STATEMENT AND THE ACCOMPANYING CONSENT AND LETTER OF TRANSMITTAL CONTAIN OR INCORPORATE BY REFERENCE IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO BOTH THE OFFER AND THE SOLICITATION.

     The total consideration offered hereby is an amount, paid in cash, equal to $1,037.50 per $1,000 principal amount of the Notes validly tendered, and not withdrawn, and accepted for payment (the "Total Consideration"). The Total Consideration is the sum of the Tender Offer Consideration (as defined below) and a cash consent payment (the "Consent Payment") of $30.00 per $1,000 principal amount of the Notes, to be paid to each Holder who validly tenders Notes and delivers Consents and does not withdraw such Notes or revoke such Consents prior to 5:00 p.m., New York City time, on the Consent Date. Each Holder who validly tenders Notes and delivers their Consents, and does not withdraw such Notes or revoke such Consents, prior to 5:00 p.m., New York City time, on the Consent Date will be eligible to receive the Total Consideration, subject to the terms and conditions set forth in this Statement and the Consent and Letter of Transmittal. Holders who validly tender their Notes on or after 5:00 p.m., New York City time, on the Consent Date but on or prior to 11:59 p.m., New York City time, on the Expiration Date will be eligible to receive an amount, paid in cash, equal to $1,007.50 per $1,000 principal amount of the Notes validly tendered, not withdrawn, and accepted for payment (the "Tender Offer Consideration"). In each case, Holders who validly tender and do not withdraw their Notes and whose Notes are accepted for payment shall receive accrued and unpaid interest from the last payment date up to, but not including, the Settlement Date (as defined below), payable on the Settlement Date. The "Settlement Date" in respect of any Notes that are validly tendered prior to 11:59 p.m., New York City time, on the Expiration Date shall be promptly after the Expiration Date. No tenders will be valid if submitted after 11:59 p.m., New York City time, on the Expiration Date.

     Adoption of the Proposed Amendments to the Indenture requires the Consents of the registered Holders of at least a majority of the aggregate outstanding principal amount of Notes held by any person other than the Company and its affiliates (the "Requisite Consents"). The Proposed Amendments to the Indenture are being presented as one proposal. Consequently, the delivery of a Consent by a registered Holder of Notes will constitute a consent to all of the Proposed Amendments to the Indenture. Accordingly, a Consent purporting to consent to only some of the Proposed Amendments with respect to the Notes will not be valid.

     If the Proposed Amendments to the Indenture are adopted and the Offer is consummated, the Notes that are not tendered will remain outstanding until they are redeemed by the Company or otherwise mature, but will be subject to the terms of the Indenture as modified by the Supplemental Indenture (as defined below) described under Item 4, "Proposed Amendments." If the Requisite Consents to the Notes are received and a Holder of the Notes does not properly tender Notes pursuant to the Offer or such Notes are withdrawn and not properly re-tendered, the Proposed Amendments will be effective as to such Holder's Notes that are not purchased pursuant to the Offer. ADOPTION OF THE PROPOSED AMENDMENTS TO THE INDENTURE MAY HAVE ADVERSE CONSEQUENCES FOR ANY HOLDER WHO DOES NOT VALIDLY TENDER NOTES PURSUANT TO THE OFFER. As a result of the adoption of the Proposed Amendments, Holders of outstanding Notes will no longer be entitled to the benefit of substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions presently contained in the Indenture. Additionally, the Company currently intends to call for redemption, with available proceeds from the New Financing (as defined below) and in accordance with the Indenture, all Notes that remain outstanding after the Expiration Date. This statement of intent shall not constitute a notice of redemption under the Indenture. Upon the mailing by the Company of a notice of redemption pursuant to Article 3 of the Indenture and the irrevocable deposit with the Trustee of the funds sufficient to pay upon redemption all outstanding Notes after the Expiration Date, the Indenture shall be discharged pursuant to its terms. Holders of outstanding Notes will no longer be entitled to the benefit of the lien of the Indenture after the Indenture is discharged. In addition, the trading market for any Notes not properly tendered pursuant to the Offer is likely to be significantly more limited in the future if the Offer is consummated. See Item 3, "Certain Significant Considerations," and Item 4, "Proposed Amendments."

     HOLDERS WHO TENDER NOTES PURSUANT TO THE OFFER ARE OBLIGATED TO CONSENT TO THE PROPOSED AMENDMENTS TO THE NOTES WITH RESPECT TO THE ENTIRE PRINCIPAL AMOUNT OF NOTES TENDERED BY SUCH HOLDERS. HOLDERS MAY NOT DELIVER CONSENTS IN THE SOLICITATION WITHOUT TENDERING THE RELATED NOTES IN THE OFFER AND MAY NOT REVOKE SUCH CONSENTS IN THE SOLICITATION WITHOUT WITHDRAWING THE PREVIOUSLY TENDERED NOTES TO WHICH SUCH CONSENTS RELATE. HOLDERS WHO TENDER THEIR NOTES AND DELIVER THEIR CONSENTS ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION AND MAY NOT WITHDRAW THEIR NOTES OR REVOKE THEIR CONSENTS. NOTES TENDERED AND CONSENTS DELIVERED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE, BUT NOT THEREAFTER.

     Assuming the Requisite Consents are received, the Company, the guarantors and the Trustee under the Indenture intend to execute a supplemental indenture (the "Supplemental Indenture") to the Indenture providing for the Proposed Amendments on or promptly after the Consent Date. Although the Supplemental Indenture will be executed promptly after the Consent Date, the Proposed Amendments to the Indenture will not become operative unless and until the Notes issued under such Indenture are accepted for purchase by the Company pursuant to the Offer, which will occur on the Settlement Date.

     If Notes are accepted for purchase pursuant to the Offer, Holders of Notes who validly consent to the Proposed Amendments pursuant to the terms of the Solicitation and tender such Notes pursuant to the Offer prior to 5:00 p.m., New York City time, on the Consent Date and do not revoke such Consents or withdraw such tenders prior to 5:00 p.m., New York City time, on the Consent Date will receive the Total Consideration with respect to the Notes, which is equal to the Tender Offer Consideration plus the Consent Payment, plus accrued and unpaid interest, if any, from the last payment date up to, but not including, the Settlement Date. If Notes are accepted for purchase pursuant to the Offer, Holders of Notes who validly tender their Notes on or after 5:00 p.m., New York City time, on the Consent Date will only receive the Tender Offer Consideration, plus accrued and unpaid interest, if any, from the last payment date up to, but not including, the Settlement Date, and will not receive the Consent Payment.

     Holders who validly tender Notes and deliver Consents pursuant to the Offer and Solicitation prior to 5:00 p.m., New York City time, on the Consent Date may revoke such Consents and may withdraw Notes at any time prior to 5:00 p.m., New York City time, on the Consent Date. For a revocation of a Consent to be valid, such revocation must comply with the procedures set forth in Item 7, "Withdrawal of Tenders and Revocation of Consents." Any valid revocation of Consents will be deemed a withdrawal of the related Notes previously tendered pursuant to the Offer. If, prior to 5:00 p.m., New York City time, on the Consent Date, the Solicitation is amended in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company will promptly disclose such amendment and, if necessary, extend the Consent Date for a period deemed by the Company to be adequate to permit Holders to withdraw their Notes and revoke their Consents. If the consideration to be paid in the Offer with respect to the Notes is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least ten business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Consent Date of the Notes for any other reason. On or after 5:00 p.m., New York City time, on the Consent Date, any Notes tendered may not be withdrawn and any Consents given may not be revoked. See Item 7, "Withdrawal of Tenders and Revocation of Consents."

     The Company currently intends to offer and sell new senior secured debt securities (the "New Financing") pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Company intends to use a portion of the net proceeds of the New Financing to fund the purchase of the Notes in connection with the Offer and Solicitation. The securities to be offered in the New Financing have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. Statements in this Statement regarding the New Financing shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

     The Company currently intends to call for redemption, with available proceeds from the New Financing and in accordance with the terms of the Indenture, all Notes that remain outstanding after the Settlement Date, at the redemption price of 103.50% of the principal amount thereof, plus interest accrued and unpaid to the redemption date (the "Redemption Payment"). THIS STATEMENT OF INTENT SHALL NOT CONSTITUTE NOTICE OF REDEMPTION UNDER THE INDENTURE. Such notice, if made, will only be made in accordance with the applicable provisions of the Indenture. See Item 1, "Purpose of the Offer and the Solicitation."

     Upon the terms and subject to the conditions of the Offer and the Solicitation (including, if the Offer or the Solicitation is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will (i) purchase Notes validly tendered (and not withdrawn) on or prior to 11:59 p.m., New York City time, on the Expiration Date pursuant to the Offer and (ii) pay for all Consents validly delivered (and not revoked) prior to 5:00 p.m., New York City time, on the Consent Date pursuant to the Solicitation, in each case promptly following the Expiration Date.

     NOTWITHSTANDING ANY OTHER PROVISIONS OF THE OFFER AND THE SOLICITATION, THE COMPANY'S OBLIGATION TO ACCEPT FOR PURCHASE, AND TO PAY FOR, NOTES VALIDLY TENDERED PURSUANT TO THE OFFER AND THE COMPANY'S OBLIGATION TO MAKE CONSENT PAYMENTS FOR CONSENTS VALIDLY DELIVERED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE PURSUANT TO THE SOLICITATION IS CONDITIONED UPON SATISFACTION OR WAIVER OF THE FINANCING CONDITION, THE SUPPLEMENTAL INDENTURE CONDITION AND THE GENERAL CONDITIONS (EACH AS DEFINED BELOW). THE COMPANY, IN ITS SOLE DISCRETION, MAY WAIVE ANY OF THE CONDITIONS OF THE OFFER OR THE SOLICITATION IN WHOLE OR IN PART, AT ANY TIME OR FROM TIME TO TIME. SEE ITEM 8, "CONDITIONS TO THE OFFER AND THE SOLICITATION."

     IN THE EVENT THAT THE OFFER AND THE SOLICITATION WITH RESPECT TO THE NOTES ARE WITHDRAWN OR OTHERWISE NOT COMPLETED, THE TENDER OFFER CONSIDERATION AND THE CONSENT PAYMENT WILL NOT BE PAID OR BECOME PAYABLE TO HOLDERS OF NOTES WHO HAVE VALIDLY TENDERED THEIR NOTES AND DELIVERED CONSENTS IN CONNECTION WITH THE OFFER AND THE SOLICITATION. IN ANY SUCH EVENT, NOTES PREVIOUSLY TENDERED PURSUANT TO THE OFFER WILL BE PROMPTLY RETURNED TO THE TENDERING HOLDER, AND THE PROPOSED AMENDMENTS TO THE INDENTURE WILL NOT BECOME OPERATIVE.

     THIS STATEMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

     NEITHER THE COMPANY, THE DEPOSITARY (AS DEFINED BELOW), THE TRUSTEE, THE DEALER MANAGER AND SOLICITATION AGENT NOR ANY OF THEIR RESPECTIVE AFFILIATES MAKE ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES AND DELIVER CONSENTS IN RESPONSE TO THE OFFER AND SOLICITATION. EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER NOTES AND DELIVER CONSENTS AND, IF SO, AS TO HOW MANY NOTES TO TENDER AND CONSENTS TO DELIVER.

                                   IMPORTANT

     Any Holder who desires to tender Notes and deliver Consents pursuant to the Offer and the Solicitation should either (i) in the case of a beneficial owner who holds Notes in book-entry form, request such beneficial owner's broker, dealer, commercial bank, trust company or other nominee to effect the transaction on behalf of such beneficial owner under the procedures for book-entry delivery set out in this Statement or (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the Consent and Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions therein, have the signature thereon guaranteed (if required by Instruction 1 of the Consent and Letter of Transmittal) and send or deliver such manually signed Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with certificates evidencing such Notes being tendered and any other required documents to Manufacturers and Traders Trust Company as Depositary (the "Depositary"), at its address set forth on the back cover of this Statement. See
Item 6, "Procedure for Tendering Notes and Delivering Consents." A beneficial owner who has Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if that beneficial owner desires to tender Notes and deliver Consents for Notes so registered.

     The Depository Trust Company ("DTC") has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were Holders. To effect such a tender, DTC participants should either (i) complete and sign the Consent and Letter of Transmittal (or a facsimile), have the signature guaranteed if required by Instruction 1 of the Consent and Letter of Transmittal, deliver the Consent and Letter of Transmittal (or a facsimile) and otherwise follow the procedure for book-entry transfer set forth in Item 6, "Procedure for Tendering Notes and Delivering Consents" or (ii) electronically transmit their acceptance to DTC (and thereby tender Notes and deliver the Consents) through the DTC Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in Item 6, "Procedure for Tendering Notes and Delivering Consents." Beneficial owners of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes and deliver the related Consents on the beneficial owner's behalf. A Letter of Instructions is included in the materials provided along with this Statement which may be used by a beneficial owner in this process to give those instructions.

     Tendering Holders will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Dealer Manager and Solicitation Agent, the Depositary, the Trustee or the Company. See Item 10, "The Dealer Manager and Solicitation Agent and the Depositary."

     Questions and requests for assistance may be directed to the Dealer Manager and Solicitation Agent at its address and telephone number set forth on the back cover of this Statement. Additional copies of this Statement, the Consent and Letter of Transmittal and other related materials may be obtained from the Dealer Manager and Solicitation Agent at the address and telephone number set forth on the back cover of this Statement. Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance.

     THIS STATEMENT CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO A TENDER OF NOTES OR A DELIVERY OF CONSENTS.

     THIS STATEMENT CONSTITUTES NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF CONSENTS IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER APPLICABLE SECURITIES OR "BLUE SKY" LAWS.

     THE DELIVERY OF THIS STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN OR IN ANY ATTACHMENTS HERETO OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF OR THEREOF.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MAY

NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER AND THE SOLICITATION AGENT OR THE DEPOSITARY.

     NEITHER THE COMPANY, THE TRUSTEE, THE DEPOSITARY NOR THE DEALER MANAGER AND SOLICITATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES, OR DELIVER THE RELATED CONSENT, IN RESPONSE TO THE OFFER AND SOLICITATION.

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
SUMMARY......................................................................    1
THE COMPANY..................................................................    5
THE OFFER AND THE SOLICITATION
              1. Purpose of the Offer and the Solicitation...................    5
              2. Terms of the Offer and the Solicitation.....................    5
              3. Certain Significant Considerations..........................    8
              4. Proposed Amendments.........................................    9
              5. Acceptance for Payment and Payment for Notes; Acceptance of
                 Consents....................................................   10
              6. Procedure for Tendering Notes and Delivering Consents.......   11
              7. Withdrawal of Tenders and Revocation of Consents............   14
              8. Conditions to the Offer and the Solicitation................   16
              9. Certain U.S. Federal Income Tax Considerations..............   17
             10. The Dealer Manager and Solicitation Agent and the
                 Depositary..................................................   21
             11. Source and Amount of Funds..................................   22
             12. Where You Can Find Information..............................   22
             13. Incorporation by Reference..................................   22
             14. Cautionary Notice Regarding Forward-Looking Statements......   23
             15. Miscellaneous...............................................   23

     This Statement contains important information that should be read carefully before any decision is made with respect to the Offer or the Solicitation.

                                    SUMMARY

     The following summary is provided solely for the convenience of the Holders of the Notes. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specific details contained elsewhere in this Statement and the Consent and Letter of Transmittal and any amendments or supplements hereto or thereto. Holders of the Notes are urged to read this Statement and the Consent and Letter of Transmittal in their entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Statement.

The Company...................   Ultrapetrol (Bahamas) Limited

The Notes.....................   The Offer and the Solicitation are being made
                                 with respect to the $135,000,000 outstanding principal amount of the Company's 10 1/2% First
                                 Preferred Ship Mortgage Notes Due 2008 (CUSIP
                                 No. 90389Q AB 0) (ISIN No. US90389QAB05) issued under the Indenture.

Purpose of the Offer and
Solicitation..................   The Offer and the Solicitation are being
                                 conducted in connection with the New Financing.
                                 The primary purpose of the Offer is to acquire any and all outstanding Notes as an integral part of the New Financing. The primary purpose of the Solicitation and the Proposed Amendments is to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions contained in the Indenture so that any non-tendered Notes do not restrict the future financial and operating flexibility of the Company. See Item 1, "Purpose of the Offer and the Solicitation."

The Offer.....................   The Company is offering to purchase for cash
                                 any and all of the outstanding Notes at the price per Note set forth below on terms and subject to the conditions set forth herein. The
                                 Company currently intends to call for
                                 redemption, with available proceeds from the New Financing and in accordance with the terms of the Indenture, all Notes that remain outstanding after the Settlement Date, at the redemption price of 103.50% of the principal amount thereof, plus interest accrued and unpaid to the redemption date. This statement of intent shall not constitute a notice of redemption under the Indenture. Such notice, if made, will only be made in accordance with the applicable provisions of the Indenture. Each
                                 Holder who tenders Notes pursuant to the Offer will be deemed to have delivered a Consent to the Proposed Amendments with respect to the Notes.

The Solicitation..............   The Company is soliciting the Consents of
                                 registered Holders of Notes to the Proposed
                                 Amendments to the Indenture on terms and subject to the conditions set forth herein.
                                 Each registered Holder of Notes who delivers
                                 Consents to the Proposed Amendments prior to 5:00 p.m., New York City time, on the Consent
                                 Date shall be entitled to a Consent Payment in the amount of $30.00 per $1,000 principal amount of Notes, as to which Consents are delivered. Registered Holders may not deliver
                                 Consents with respect to Notes without
                                 tendering their

                                 Notes in the Offer. The Consent Payment will not be due and payable to those registered Holders who deliver Consents prior to 5:00 p.m., New York City time, on the Consent Date until the Settlement Date and then will be due and payable only if the Notes are accepted for purchase pursuant to the terms of the Offer.

Total Consideration for the
Tender Offer and the
Solicitation..................   The Tender Offer Consideration plus the Consent
                                 Payment.

Tender Offer Consideration....   100.75% of the principal amount of Notes
                                 ($1,007.50 per $1,000 principal amount of Notes) tendered (and not withdrawn) on or prior to 11:59 p.m., New York City time, on the Expiration Date.

Accrued Interest..............   Holders who validly tender and do not validly
                                 withdraw their Notes in the Offer will also be paid accrued and unpaid interest, if any, from the last interest payment date up to, but not including, the Settlement Date.

Consent Payment...............   3.00% of the principal amount of Notes ($30.00
                                 per $1,000 principal amount of Notes) tendered
                                 (and not withdrawn) prior to 5:00 p.m., New
                                 York City time, on the Consent Date.

Consent Date..................   To receive the Consent Payment with respect to
                                 the Notes, you must consent to the Proposed
                                 Amendments and tender your Notes before 5:00 p.m., New York City time, on November 8, 2004, unless extended by the Company.

Expiration Date...............   The Offer with respect to the Notes will expire
                                 at 11:59 p.m., New York City time, on November
                                 23, 2004, unless extended by the Company.

Settlement Date...............   The "Settlement Date" in respect of any Notes
                                 that are validly tendered on or prior to 11:59 p.m., New York City time, on the Expiration
                                 Date shall be promptly after the Expiration
                                 Date.

Requisite Consents............   The Consent of registered Holders of at least a
                                 majority in aggregate principal amount of the outstanding Notes held by persons other than the Company and its affiliates.

Conditions to the Offer and
the Solicitation..............   The Offer and Solicitation are conditioned upon
                                 the satisfaction or waiver of the Financing
                                 Condition, the Supplemental Indenture Condition and the General Conditions.

Source of Funds...............   The Tender Offer Consideration, the Consent
                                 Payments, the accrued but unpaid interest up to but excluding the Settlement Date and the costs and expenses of the Offer and the Solicitation are expected to be paid by the Company with a portion of the proceeds from the New Financing.
                                 See Item 11, "Source and Amount of Funds."

Procedures for Tendering Notes
and Delivering Consents.......   See Item 6, "Procedure for Tendering Notes and
                                 Delivering Consents." For further information, call the Dealer Manager and Solicitation Agent at the telephone number set forth on the back cover of this Statement or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Withdrawal and Revocation
Rights........................   Notes tendered pursuant to the Offer and
                                 Consents delivered pursuant to the Solicitation prior to 5:00 p.m., New York City time, on the Consent Date may be validly withdrawn at any time before 5:00 p.m., New York City time, on the Consent Date, in accordance with the procedures described herein. Thereafter, no tender of Notes may be withdrawn or Consents revoked, regardless of whether the Notes were tendered before 5:00 p.m., New York City time, on the Consent Date, unless the Company reduces the Tender Offer Consideration, the Consent
                                 Payment or the principal amount of the Notes subject to the Offer, the Offer is terminated without any Notes being purchased in the Offer or the Company is otherwise required by law to permit withdrawal and revocation. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holders. A withdrawal of tendered Notes prior to 5:00 p.m., New York
                                 City time, on the Consent Date shall be deemed a revocation of the related Consents. Valid revocation of Consents prior to 5:00 p.m., New
                                 York City time, on the Consent Date will be deemed a withdrawal of the related Notes previously tendered pursuant to the Offer.

Proposed Amendments...........   The Proposed Amendments will eliminate
                                 substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions contained in the Indenture. The Proposed Amendments will be contained in the Supplemental Indenture.
                                 Although the Supplemental Indenture will be executed on or promptly after the Consent Date, the Proposed Amendments will not become operative unless and until the Notes are accepted for purchase by the Company pursuant to the Offer, which shall occur promptly after the Expiration Date. See Item 4, "Proposed
                                 Amendments."

Acceptance for Payment and
Payment for Notes; Acceptance
of Consents...................   Upon the terms of the Offer and the
                                 Solicitation and upon satisfaction or waiver of the conditions thereto, the Company will accept for purchase Notes validly tendered (and not properly withdrawn) on or prior to 11:59 p.m., New York City time, on the Expiration Date, pursuant to the Offer. Only Holders who validly tender Notes and deliver Consents prior to 5:00 p.m., New York City time, on the Consent Date
                                 (and do not withdraw such tender and revoke such Consent prior to 5:00 p.m., New York City time, on the Consent Date) will receive the Total Consideration, which includes the Consent
                                 Payment. Holders who validly tender their Notes and deliver Consents on or after 5:00 p.m., New
                                 York City time, on the Consent Date but on or prior to 11:59, New York City time, on the Expiration Date will receive the Tender Offer
                                 Consideration but will not receive the Consent
                                 Payment. Payment of the Total Consideration or the Tender Offer Consideration, as applicable, for Notes validly tendered and accepted for purchase, will be made by deposit of such amounts with the Depositary, who, in each case, will act as agent for the tendering and consenting Holders for the purpose of receiving payments from the Company and transmitting such payments to the tendering and consenting Holders. Such payments are expected to be made on the Settlement Date.

U.S. Federal Income Tax
Considerations................   For a summary of the federal income tax
                                 consequences of the Offer, see Item 9, "Certain
                                 U.S. Federal Income Tax Considerations."

Brokerage Commissions.........   No brokerage commissions are payable by Holders
                                 of the Notes to the Dealer Manager and
                                 Solicitation Agent, the Company, the Trustee or the Depositary.

Dealer Manager and
Solicitation Agent............   Credit Suisse First Boston LLC has been
                                 retained as Dealer Manager and Solicitation
                                 Agent in connection with the Offer and the Solicitation. In such capacity, the Dealer
                                 Manager and Solicitation Agent may contact
                                 Holders regarding the Offer and the
                                 Solicitation and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Statement and related materials to beneficial owners of Notes.

Depositary....................   Manufacturers and Traders Trust Company.

Further Information...........   Questions may be directed to the Dealer Manager
                                 and Solicitation Agent, and additional copies of this Statement may be obtained by contacting the Dealer Manager and Solicitation Agent, at its telephone number and address set forth on the back cover of this Statement.

                                  THE COMPANY

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

                         THE OFFER AND THE SOLICITATION

     THIS STATEMENT, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, AND THE RELATED CONSENT AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER AND THE SOLICITATION.

1.  PURPOSE OF THE OFFER AND THE SOLICITATION.

     The Offer and the Solicitation are being conducted in connection with the New Financing. The primary purpose of the Offer is to acquire all of the outstanding Notes. The primary purpose of the Solicitation and the Proposed Amendments is to eliminate substantially all of the restrictive and reporting covenants, certain events of default, and certain other provisions contained in the Indenture so that if any Notes are not properly tendered and remain outstanding after the Expiration Date, the Indenture does not restrict the future financial and operating flexibility of the Company.

     The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes that remain outstanding after the Expiration Date. In addition, pursuant to the terms of the Indenture, the Company has the right to satisfy and discharge the Indenture by, among other things, depositing with the Trustee funds in an amount sufficient to pay the entire principal amount of such Notes on any date prior to April 1, 2005 (such date, the "Redemption Date"), at the redemption price (expressed as a percentage of the principal amount thereof) of 103.50%, plus accrued and unpaid interest to the Redemption Date.

2.  TERMS OF THE OFFER AND THE SOLICITATION

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extensions or amendment), the Company is offering to purchase for cash any and all of the outstanding Notes at a price for each $1,000 principal amount of Notes tendered under the Offer equal to the Tender Offer Consideration for the Notes. In addition, upon the terms and subject to the conditions of the Solicitation (including if the Solicitation is extended or amended, the terms of any such extension or amendment), the Company is soliciting Consents to the Proposed Amendments to the Indenture. The Company is offering to pay to each Holder who validly consents to the Proposed Amendments prior to 5:00 p.m., New York City time, on the Consent Date a Consent Payment equal to 3.00% of the principal amount of Notes ($30.00 per $1,000 principal amount of Notes) as to which Consents are validly delivered.

     All Notes validly tendered in accordance with the procedures set forth herein prior to 5:00 p.m., New York City time, on the Consent Date or on or prior to 11:59 p.m., New York City time, on the Expiration Date, as applicable, will, upon the terms and subject to the conditions hereof, including satisfaction of the Financing Condition, the Supplemental Indenture Condition and the General Conditions, be accepted for purchase by the Company, and payments will be made therefor on the Settlement Date, which in respect of the Notes that are validly tendered on or prior to 11:59 p.m., New York City time, on the Expiration Date shall be promptly after the Expiration Date. If the Notes are not accepted by the Company, no such payments will be made. All conditions to the Offer and the Solicitation will be either satisfied or waived by the Company on or prior to the Settlement Date.

     If the Notes are accepted for purchase under the Offer, Holders who validly tendered their Notes and delivered Consents under the Offer and the Solicitation prior to 5:00 p.m., New York City time, on the Consent Date will receive the Total Consideration, which is equal to the Tender Offer Consideration plus the Consent Payment, plus accrued and unpaid interest, if any, from the last interest payment date up to, but not including, the Settlement Date, whereas Holders who validly tendered their Notes and delivered Consents on or after 5:00 p.m., New York City time, on the Consent Date but on or prior to 11:59 p.m., New York City time, on the Expiration Date will receive only the Tender Offer Consideration, plus accrued and unpaid interest, if any, from the last interest payment date up to, but not including the Settlement Date. Payment of the Total Consideration (i.e., the Tender Offer Consideration plus the Consent Payment) or the Tender Offer Consideration, as applicable, for Notes validly tendered and accepted for purchase shall be made promptly following the Expiration Date.

     Subject to the terms and conditions set out in this Statement and the Consent and Letter of Transmittal, the Company hereby offers to each Holder who validly tenders Notes and delivers Consents to the Proposed Amendments with respect to the Notes prior to 5:00 p.m., New York City time, on the Consent Date an amount in cash equal to 103.75% of the principal amount of Notes ($1,037.50 per $1,000 principal amount of Notes) as to which Consents are validly delivered, with that payment to be made promptly following the Expiration Date if, and only if, that Holder's Notes are accepted for purchase under the terms of the Offer. Adoption of the Proposed Amendments to the Indenture requires receipt of the Requisite Consents. The Proposed Amendments are being presented as one proposal with respect to the Indenture. Consequently, the delivery of a Consent by a Holder of Notes will constitute a consent to all of the Proposed Amendments.

     HOLDERS MAY NOT DELIVER A CONSENT WITHOUT TENDERING THE NOTES TO WHICH SUCH CONSENT RELATES IN THE OFFER, AND MAY NOT REVOKE A CONSENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WITHOUT WITHDRAWING THE PREVIOUSLY TENDERED NOTES TO WHICH SUCH CONSENT RELATES. HOLDERS MAY NOT WITHDRAW PREVIOUSLY TENDERED NOTES PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WITHOUT REVOKING THE PREVIOUSLY DELIVERED CONSENTS TO WHICH SUCH TENDER RELATES. NOTES TENDERED AND CONSENTS DELIVERED PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE, BUT NOT THEREAFTER. ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE, ANY NOTES TENDERED MAY NOT BE WITHDRAWN AND ANY CONSENTS GIVEN MAY NOT BE REVOKED.

     All Notes validly tendered in accordance with the procedures set forth under Item 6, "Procedure for Tendering Notes and Delivering Consents," and not withdrawn in accordance with the procedures set forth under Item 7, "Withdrawal of Tenders and Revocation of Consents," on or prior to 11:59 p.m., New York City time, on the Expiration Date will, upon the terms and subject to the conditions hereof, including satisfaction or waiver of the Financing Condition, the Supplemental Indenture Condition and the General Conditions, be accepted for purchase by the Company, and payments will be made therefor on the Settlement Date.

     Assuming the Requisite Consents are received, the Company, the guarantors and the Trustee under the Indenture intend to execute a Supplemental Indenture with respect to the Indenture on, or promptly after, the Consent Date, but the Proposed Amendments with respect to the Indenture will not become operative unless and until the Notes are accepted for purchase by the Company pursuant to the Offer. If the Offer is terminated or withdrawn, or the Notes are not accepted for purchase by the Company pursuant to the Offer, the Supplemental Indenture will not become operative, and no Tender Offer Consideration, Consent Payment or Total Consideration will be paid or payable with respect to the Offer or the Solicitation. If any tendered Notes are not purchased pursuant to the Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered) unless otherwise requested by such Holder under "Special Delivery Instructions" in the Consent and Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

     IF THE REQUISITE CONSENTS ARE RECEIVED AND THE PROPOSED AMENDMENTS HAVE BECOME OPERATIVE WITH RESPECT TO THE NOTES, SUCH PROPOSED AMENDMENTS WILL BE BINDING ON ALL NON-TENDERING HOLDERS OF THE NOTES. ACCORDINGLY, CONSUMMATION OF THE OFFER AND THE ADOPTION OF THE PROPOSED AMENDMENTS MAY HAVE ADVERSE CONSEQUENCES FOR HOLDERS OF THE NOTES WHO ELECT NOT TO TENDER IN THE OFFER. SEE
ITEM 3, "CERTAIN SIGNIFICANT CONSIDERATIONS."

     The Company's obligation to accept, and pay for, Notes validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the Financing Condition, the Supplemental Indenture Condition and the General Conditions. Consent Payments to Holders of Notes who have validly consented to (and not revoked such Consents to) the Proposed Amendments prior to 5:00 p.m., New York City time, on the Consent Date are conditioned upon, among other things, the Company's acceptance of Notes for purchase pursuant to the Offer. Subject to applicable securities laws and the terms and conditions set forth in this Statement, the Company reserves the absolute right, in its sole discretion, on or prior to the Expiration Date with respect to the Notes:

     - to waive any and all conditions to the Offer or the Solicitation;

     - to extend or terminate the Offer or the Solicitation; or

     - to otherwise amend the Offer or the Solicitation in any respect.

See Item 8, "Conditions to the Offer and the Solicitation." The rights reserved by the Company in this paragraph are in addition to the Company's rights to terminate the Offer described under Item 8, "Conditions to the Offer and the Solicitation." Any amendment to the Offer will apply to all Notes tendered in the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date for the Offer. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or a similar organization.

     If the Company extends the Offer, or if, for any reason (whether before or after any Notes have been accepted for purchase), the acceptance for payment of, or the payment for, Notes is delayed or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Notes on behalf of the Company, and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described in Item 7, "Withdrawal of Tenders and Revocation of Consents." However, the ability of the Company to delay the payment for Notes that the Company has accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of the holders of securities promptly after the termination or withdrawal of a tender offer.

     If the Company makes a material change in the terms of the Offer or the Solicitation or the information concerning the Offer or the Solicitation, the Company will disseminate additional offering materials and extend the Offer or, if applicable, the Solicitation, to the extent required by law. If the Offer or the Solicitation is amended prior to 5:00 p.m., New York City time, on the Consent Date in a manner determined by the Company in its sole discretion to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Offer or the Solicitation for a period deemed by the Company to be adequate to permit the Holders to tender or withdraw their Notes and deliver or revoke their Consents. If the consideration to be paid in the Offer with respect to the Notes is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least ten business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Offer or the Solicitation for any other reason.

3.  CERTAIN SIGNIFICANT CONSIDERATIONS.

     You should consider carefully the following considerations, in addition to the other information described elsewhere in this Statement and the Consent and Letter of Transmittal, before deciding whether to participate in the Offer and the Solicitation.

     Effects of the Proposed Amendments. If the Proposed Amendments become operative, the Notes that are not tendered and purchased pursuant to the Offer will remain outstanding until they are redeemed by the Company or otherwise mature and will be subject to the terms of the Indenture as modified by the Supplemental Indenture. As a result of the adoption of the Proposed Amendments to the Indenture, substantially all of the material restrictive and reporting covenants and certain events of default and certain other provisions contained in the Indenture will be eliminated and Holders of the Notes that are not properly tendered and remain outstanding after the Settlement Date will no longer be entitled to the benefits of such covenants, events of default and other provisions. The elimination of these covenants, events of default and other provisions will permit the Company to take certain actions previously prohibited that could increase the credit risks with respect to the Company, adversely affect the market price and credit rating of the remaining Notes or otherwise be materially adverse to the interest of Holders, which would otherwise not have been permitted pursuant to the Indenture, including the incurrence of certain indebtedness, the payment of certain dividends and other payments and the making of certain investments. See Item 4, "Proposed Amendments."

     Limited Trading Market. The Notes are not listed on any national or regional securities exchange. To the Company's knowledge, the Notes are traded infrequently in transactions arranged through brokers. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their brokers with respect to current information regarding the market price of the Notes. To the extent that Notes are tendered and accepted in the Offer, any existing trading market for the remaining Notes may become more limited. A debt security with a smaller outstanding principal amount available for trading (or "float") may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the Notes that are not tendered and accepted for purchase more volatile. Consequently, the liquidity, market value and price volatility of Notes that remain outstanding may be adversely affected. Holders of unpurchased Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Offer. The extent of the public market for the Notes following consummation of the Offer will depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Notes on the part of securities firms and other factors.

     Subsequent Repurchases of Notes; Discharge. Whether or not the Offer is consummated, the Company or its affiliates may from time to time acquire Notes, other than pursuant to the Offer, through redemptions, open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as the Company or such affiliates may determine, which may be more or less than the prices to be paid pursuant to the Offer and the Solicitation and could be for cash or other consideration. Nothing contained in the Offer will prevent the Company from exercising its rights under the Indenture to redeem the Notes or to defease or satisfy and discharge its obligations with respect to the Notes by depositing cash and/or securities with the Trustee in accordance with the terms of the Indenture. The Company currently intends to call for redemption, with available proceeds from the New Financing and in accordance with the terms of the Indenture, all Notes that remain outstanding after the Settlement Date. This statement of intent shall not constitute a notice of redemption under the Indenture. Upon the mailing by the Company of a notice of redemption pursuant to Article 3 of the Indenture and the irrevocable deposit with the Trustee of the funds sufficient to pay upon redemption all outstanding Notes after the Settlement Date, the Indenture shall be discharged. Holders of outstanding Notes will no longer be entitled to the benefit of the lien of the Indenture after the Indenture has been discharged.

     Tax Matters. See Item 9, "Certain U.S. Federal Income Tax Considerations" for a discussion of certain U.S. federal income tax consequences of the Offer and the Solicitation.

4.  PROPOSED AMENDMENTS

     If you tender any Notes, you will, by the act of tendering, be consenting to the following Proposed Amendments to the Indenture pursuant to which the Notes were issued.

     Deletion of Covenants in Article 4 of the Indenture. The Proposed Amendments would eliminate the following restrictive covenants in the Indenture, and would make certain other changes in the Indenture of a technical or conforming nature, including the deletion of certain definitions and the elimination of certain cross-references:

SECTION REFERENCE                     DESCRIPTION OF PROVISION
-----------------                     ------------------------
 Section 4.02       SEC Reports
 Section 4.03       Limitation on Indebtedness
 Section 4.04       Limitation on Indebtedness and Preferred Stock of Restricted
                    Subsidiaries
 Section 4.05       Limitation on Restricted Payments
 Section 4.06       Limitation on Restrictions on Distributions from Restricted
                    Subsidiaries
 Section 4.07       Limitation on Asset Sales
 Section 4.08       Limitation on Lines of Business
 Section 4.09       Limitation on Affiliate Transactions
 Section 4.10       Limitation on Liens
 Section 4.11       Limitation on Sale/Leaseback Transactions
 Section 4.12       Change of Control
 Section 4.13       Future Subsidiary Guarantors
 Section 4.16       Application of Proceeds upon Sale or Loss of a Mortgaged
                    Vessel
 Section 4.17       Application of Proceeds upon Permitted Bareboat Charter
 Section 4.18       Tender of a Qualified Substitute Vessel; Excess Proceeds
                    Offers
 Section 4.19       Additional Amounts
 Section 4.20       Compliance Certificate

     Amendment to Section 5.01 of the Indenture. (When Company May Merge or Transfer Assets). The Proposed Amendments would modify Section 5.01 to remove all conditions other than the requirement that the Person formed by or surviving any applicable consolidation or merger of the Company or a guarantor or the Person to which the applicable transfer, lease or conveyance of assets of the Company or a guarantor shall have been made assumes all the obligations of the Company or the guarantor, as applicable, under the Indenture and the Notes pursuant to a supplemental indenture.

     Amendment to Section 6.01 of the Indenture. (Defaults and Remedies). The Proposed Amendments would eliminate all the provisions of Section 6.01 in the Indenture as they apply to the covenants referred to above and the provisions of clauses (3), (4), (6), (9) and (11) of Section 6.01. The only Events of Default that will remain relate to payment defaults (clauses (1) and (2)(i) of Section 6.01), the failure to redeem or to purchase the Notes when required (clause
(2)(ii) of Section 6.01), the failure to comply with agreements under the Indenture or the Notes (clause (5) of Section 6.01) and the failure of any guarantee to be in full force and effect or the denial or dissaffirmation by any of the guarantors of their guarantees (clause (10) of Section 6.01).

     The Proposed Amendments would also make certain other changes in the Indenture of a technical conforming nature, including the deletion of certain definitions and the elimination of certain cross-references.

     The Proposed Amendments constitute a single proposal and a consenting Holder must consent to such Proposed Amendments as an entirety and may not consent selectively with respect to certain of such Proposed Amendments.

     IF THE PROPOSED AMENDMENTS ARE ADOPTED AND THE OFFER IS CONSUMMATED, NOTES ISSUED PURSUANT TO THE INDENTURE THAT ARE NOT TENDERED, OR THAT ARE NOT ACCEPTED FOR PURCHASE PURSUANT TO THE OFFER, WILL REMAIN OUTSTANDING UNTIL REDEEMED BY THE COMPANY OR OTHERWISE MATURE, BUT WILL BE SUBJECT TO THE TERMS OF THE INDENTURE AS MODIFIED BY THE SUPPLEMENTAL INDENTURE. IF THE PROPOSED AMENDMENTS BECOME OPERATIVE, THE RESTRICTIVE COVENANTS OF THE INDENTURE WILL BE SUBSTANTIALLY LESS RESTRICTIVE AND WILL AFFORD LESS PROTECTION TO HOLDERS THAN THOSE COVENANTS CURRENTLY SET FORTH IN THE INDENTURE.

     Pursuant to the terms of the Indenture, the Proposed Amendments to the Indenture require the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes, excluding for such purposes any Notes owned by the Company or any of its affiliates. As of October 26, 2004, the aggregate outstanding principal amount of Notes was $135,000,000.

     The valid tender by a Holder of Notes pursuant to the Offer will be deemed to constitute the giving of a Consent by such Holder to the Proposed Amendments. The Company will not accept Consents from Holders who are not tendering their Notes pursuant to the Offer.

5.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES; ACCEPTANCE OF CONSENTS

     Upon the terms and subject to the conditions of the Offer and the Solicitation (including, if the Offer or the Solicitation is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will promptly pay for, all Notes tendered pursuant to the Offer (and not withdrawn, or if withdrawn and then re-tendered) on or prior to 11:59 p.m., New York City time, on the Expiration Date and for all Consents validly delivered (and not revoked) pursuant to the Solicitation prior to 5:00 p.m., New York City time, on the Consent Date. Such payment shall be made by the deposit with the Depositary of the Tender Offer Consideration and the Consent Payment, if applicable, in immediately available funds by the Company promptly after the Expiration Date so that the payment of the Tender Offer Consideration or the Total Consideration, as applicable, may be made to tendering Holders on the Settlement Date. The Depositary will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE TOTAL CONSIDERATION OR TENDER OFFER CONSIDERATION, AS APPLICABLE, BE PAID BY THE COMPANY BY REASON OF ANY DELAY ON BEHALF OF THE DEPOSITARY IN MAKING SUCH PAYMENT. THE COMPANY EXPRESSLY RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND SUBJECT TO RULE 14E-1(c) UNDER THE EXCHANGE ACT, TO DELAY ACCEPTANCE FOR PAYMENT OF OR PAYMENT FOR THE NOTES IN ORDER TO COMPLY, IN WHOLE OR IN PART, WITH ANY APPLICABLE LAW. SEE ITEM 8, "CONDITIONS TO THE OFFER AND SOLICITATION."

     In all cases, payment by the Depositary to registered Holders of the Tender Offer Consideration for Notes accepted for purchase pursuant to the Offer or the Consent Payment for Consents validly delivered prior to 5:00 p.m., New York City time, on the Consent Date will be made only after timely receipt by the Depositary of (1) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Depositary's account at DTC pursuant to the procedures set forth in Item 6, "Procedure for Tendering Notes and Delivering Consents," (2) a properly completed and duly executed Consent and Letter of Transmittal (or a manually signed facsimile thereof) or properly transmitted Agent's Message (as defined below) and (3) any other documents required by the Consent and Letter of Transmittal, as applicable.

     For purposes of the Offer, validly tendered Notes (or defectively tendered Notes for which the Company has waived such defect) will be deemed to have been accepted for purchase by the Company if, as and when the Company gives written notice thereof to the Depositary. For purposes of the Solicitation, Consents delivered to the Depositary will be deemed to have been accepted by the Company if, as and when the Company, the guarantors, the pledgors and the Trustee execute the Supplemental Indenture to the Indenture, but the Consent Payment will not be payable unless and until the Company has accepted the related Notes for purchase pursuant to the Offer.

     If any tendered Notes are not purchased pursuant to the Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered) unless otherwise requested by such Holder under "Special Delivery Instructions" in the Consent and Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

     The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more affiliates, the right to purchase any Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer or prejudice the rights of tendering Holders to receive payment of the Total Consideration or Tender Offer Consideration, as applicable, for Notes validly tendered and accepted for purchase pursuant to the Offer and the Solicitation.

     It is a condition precedent to the Company's obligation to purchase Notes pursuant to the Offer that, among other conditions, the Financing Condition, the Supplemental Indenture Condition and the General Conditions shall have been satisfied or waived. See Item 8, "Conditions to the Offer and the Solicitation."

6.  PROCEDURE FOR TENDERING NOTES AND DELIVERING CONSENTS

     HOLDERS WILL NOT BE ENTITLED TO RECEIVE THE TOTAL CONSIDERATION WITH RESPECT TO THE NOTES AND ACCRUED AND UNPAID INTEREST UP TO, BUT NOT INCLUDING, THE SETTLEMENT DATE, UNLESS THEY BOTH TENDER THEIR NOTES PURSUANT TO THE OFFER AND DELIVER CONSENTS TO THE PROPOSED AMENDMENTS PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE. THE TENDER OF NOTES PURSUANT TO THE OFFER AND IN ACCORDANCE WITH THE PROCEDURES DESCRIBED BELOW WILL CONSTITUTE (I) A TENDER OF THE NOTES AND (II) THE DELIVERY OF A CONSENT BY SUCH HOLDER WITH RESPECT TO SUCH NOTES. THE COMPANY WILL NOT ACCEPT CONSENTS TO THE PROPOSED AMENDMENTS FROM HOLDERS WHO ARE NOT TENDERING THEIR NOTES PURSUANT TO THE OFFER AND WILL NOT ACCEPT TENDERS OF NOTES FROM HOLDERS WHO DO NOT DELIVER THEIR CONSENTS PURSUANT TO THE SOLICITATION. HOLDERS WHO TENDER ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION AND ACCRUED AND UNPAID INTEREST ON THEIR NOTES UP TO, BUT NOT INCLUDING, THE SETTLEMENT DATE.

     THE METHOD OF DELIVERY OF NOTES AND CONSENTS AND LETTERS OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE OF AN AGENT'S MESSAGE (AS DEFINED BELOW) TRANSMITTED THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE PERSON TENDERING NOTES AND DELIVERING THE CONSENT AND LETTER OF TRANSMITTAL AND, EXCEPT AS OTHERWISE PROVIDED IN THE CONSENT AND LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE OR 11:59 P.M., NEW YORK CITY TIME, ON EXPIRATION DATE, AS APPLICABLE, TO PERMIT DELIVERY TO THE DEPOSITARY ON OR PRIOR TO SUCH DATE.

  TENDER OF NOTES AND DELIVERY OF CONSENTS

     The tender by a Holder of Notes and delivery of Consents (and subsequent acceptance of such tender by the Company) pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Consent and Letter of Transmittal.

     The procedures by which Notes may be tendered and Consents given by beneficial owners who are not registered Holders will depend upon the manner in which the Notes are held.

  TENDER OF NOTES HELD IN PHYSICAL FORM

     To effectively tender Notes held in physical form (and deliver the related Consents), a properly completed Consent and Letter of Transmittal (or a manually signed facsimile thereof) duly executed by the Holder thereof, and any other documents required by the Consent and Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Statement and certificates representing such Notes must be received by the Depositary at such address prior to 5:00 p.m., New York City time, on the Consent Date or 11:59 p.m., New York City time, on the Expiration Date, as applicable. A tender of Notes may also be effected through the deposit of Notes with DTC and making book-entry delivery as described below. Consents and Letters of Transmittal and Notes should be sent only to the Depositary and should not be sent to the Company, the Dealer Manager and Solicitation Agent or the Trustee.

     If the Notes are registered in the name of a person other than the signer of a Consent and Letter of Transmittal, then, in order to tender the Notes pursuant to the Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such Holder or Holders appear on the Notes, with the signature(s) on the Notes or instrument(s) of transfer guaranteed as provided below. In the event such procedures are followed by a beneficial owner tendering Notes, the Holder or Holders of such Notes must sign a valid proxy pursuant to the Consent and Letter of Transmittal, because Notes may not be tendered prior to 5:00 p.m., New York City time, on the Consent Date without also consenting to the Proposed Amendments, and only registered Holders as of the date of delivery of the Consent and Letter of Transmittal are entitled to deliver Consents.

  TENDER OF NOTES HELD THROUGH A CUSTODIAN

     Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes and deliver Consents should contact the registered Holder promptly and instruct such registered Holder to tender Notes and deliver Consents on such beneficial owner's behalf. A Letter of Instructions is enclosed in the solicitation materials provided along with this Statement, which may be used by a beneficial owner in this process to instruct the registered Holder to tender Notes and deliver Consents. Any beneficial owner of Notes held of record by DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which such beneficial owner's Notes are held in DTC to tender, on such beneficial owner's behalf, the Notes beneficially owned by such beneficial owner. If such beneficial owner wishes to tender such Notes and deliver Consents himself, such beneficial owner must, prior to completing and executing the Consent and Letter of Transmittal and delivering such Notes, either make appropriate arrangement to register ownership of the Notes in such beneficial owner's name (if permitted) or otherwise follow the procedures described in the immediately preceding paragraph. The transfer of record ownership (if permitted) may take considerable time.

  TENDER OF NOTES HELD THROUGH DTC

     To effectively tender Notes (and deliver the related Consents) that are held through DTC, DTC participants should either (i) properly complete and duly execute the Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with any other documents required by the Consent and Letter of Transmittal and such other documents to the Depositary or (ii) electronically transmit their acceptance through ATOP (and thereby tender Notes), for which the transaction will be eligible, followed by a properly transmitted Agent's Message delivered to the Depositary. Upon receipt of such Holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message to the Depositary for its acceptance. Delivery of tendered Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below.

     The method of delivery of Notes and Consents and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message transmitted through ATOP, is at the election and risk of the person tendering the Notes and delivering the Consents and Letters of Transmittal and, except as otherwise provided in the Consent and Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested and that the mailing be made sufficiently in advance of the 5:00 p.m., New York City time, on the Consent Date or 11:59 p.m., New York City time, on the Expiration Date, as applicable, to permit delivery to the Depositary prior to such time on that date.

     Except as provided below, unless the Notes being tendered are deposited with the Depositary prior to 5:00 p.m., New York City time, on the Consent Date or on or prior to 11:59 p.m., New York City time, on the Expiration Date, as applicable (accompanied by a properly completed and duly executed Consent and Letter of Transmittal or a properly transmitted Agent's Message), the Company may, at its option, treat such tender as defective for purposes of the right to receive the Total Consideration or the Tender Offer Consideration, as applicable. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of all other required documents.

  BOOK-ENTRY DELIVERY PROCEDURES

     The Depositary will establish accounts with respect to the Notes at DTC for purposes of the Offer within two business days after the date of this Statement, and any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's ATOP. However, although delivery of Notes may be effected through book-entry transfer into the Depositary's account at DTC, the Consent and Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Statement prior to 5:00 p.m., New York City time, on the Consent Date or 11:59 p.m., New York City time, on the Expiration Date, as the case may be, in connection with the tender of such Notes. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participants in DTC described in that Agent's Message, stating the aggregate principal amount of Notes that have been tendered by those participants under the Offer and for which Consents have thereby been delivered and that those participants have received this Statement and the Consent and Letter of Transmittal and agree to be bound by the terms of this Statement and the Consent and Letter of Transmittal and the Company may enforce such agreement against such participants.

     Any holder of Notes who holds such Notes through Clearstream Banking, societe anonyme ("Clearstream") or Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), must also comply with the applicable procedures of Clearstream and Euroclear, as applicable, in connection with a tender of Notes and a delivery of Consents. Both Clearstream and Euroclear are indirect participants in the DTC system.

  SIGNATURE GUARANTEES

     Signatures on all Consents and Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a "Medallion Signature Guarantor"), unless the Notes tendered and Consents delivered thereby are tendered and delivered (i) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Consent and Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being an "Eligible Institution"). See Instruction 1 of the Consent and Letter of Transmittal. If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal or if Notes not accepted for purchase or not tendered are to be returned to a person other than the registered Holder, then the signature on the Consent and Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above. See Instructions 1 and 6 of the Consent and Letter of Transmittal.

  MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES

     If a Holder desires to tender Notes, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such Holder should contact the Trustee to receive information about the procedures for obtaining replacement certificates for Notes at the following address: Manufacturers and Traders Trust Company, Corporate Trust Department, Mail Code 101-591, 25 South Charles Street, Baltimore, MD 21201 or by telephone at (410) 244-4238 or by facsimile at (410) 244-4236.

  BACKUP WITHHOLDING

     To prevent U.S. "backup withholding tax," each tendering Holder of Notes that is a U.S. person generally must provide the Depositary with such Holder's correct taxpayer identification number and certify that such Holder is not subject to backup withholding tax. Each tendering Holder that is not a United States person generally must provide the Depositary with an applicable Internal Revenue Service Form W-8, certifying that such Holder is not a U.S. person and is not subject to backup withholding tax. For a discussion of the U.S. federal income tax considerations relating to backup withholding tax, see Item 9, "Certain U.S. Federal Income Tax Considerations."

  DETERMINATION OF VALIDITY

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes or delivery of Consents pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding). The Company expressly reserves the absolute right to reject any or all tenders of any Notes or deliveries of Consents determined by it not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive or amend any of the conditions of the Offer and the Solicitation or to waive any defect or irregularity in any tender of Notes or delivery of Consents by any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer and Solicitation (including the Consent and Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Company, the Depositary, the Dealer Manager and Solicitation Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Tender Offer Consideration and, if applicable, the Consent Payment.

  NO GUARANTEED DELIVERY

     There are no guaranteed delivery procedures provided for by the Company in conjunction with the Offer under the terms of this Statement or any of the other Offer materials provided with this Statement. Holders must timely tender their Notes in accordance with the procedures set forth in this Item 6.

7.  WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS

     Notes tendered prior to 5:00 p.m., New York City time, on the Consent Date may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Consent Date, but not thereafter. Consents may be revoked at any time prior to 5:00 p.m., New York City time, on the Consent Date, but not thereafter. Notes tendered on or subsequent to 5:00 p.m., New York City time, on the Consent Date but on or prior to 11:59 p.m., New York City time, on the Expiration Date may not be withdrawn. A valid withdrawal of tendered Notes effected prior to 5:00 p.m., New York City time, on the Consent Date will constitute the concurrent valid revocation of such Holder's related Consent. In the event of a termination of the Offer and Solicitation with respect to the Notes, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered), and the Proposed Amendments contained in the Supplemental Indenture will not become operative. If the Solicitation is amended prior to 5:00 p.m., New York City time, on the Consent Date in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Consent Date for a period deemed by the Company to be adequate to permit Holders of the Notes to tender or withdraw their Notes and deliver or revoke their Consents. In addition, the Company may, if it deems appropriate, extend the Consent Date for any other reason. If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least 10 business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Offer or the Solicitation for any other reason.

     For a withdrawal of a tender of Notes tendered prior to 5:00 p.m., New York City time, on the Consent Date and the revocation of Consents to be effective,
(a) a written, telegraphic or facsimile transmission notice of withdrawal or revocation must be received by the Depositary prior to 5:00 p.m., New York City time, on the Consent Date at its address set forth on the back cover of this Statement or (b) a properly transmitted "Request Message" through ATOP must be delivered on or prior to the Consent Date. Any such notice of withdrawal must:

     - specify the name of the person who tendered the Notes to be withdrawn or to which the revocation of Consents relates;

     - contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes; and

     - be signed by the Holder of such Notes in the same manner as the original signature on the Consent and Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) and the related Consent was given, or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and/or revoking such Consent and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder.

     If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. If Notes have been delivered under the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account of the appropriate book-entry transfer facility to be credited with the withdrawn Notes and must otherwise comply with the book-entry transfer facility's procedures. Any Notes validly withdrawn will be deemed to be not validly tendered for purposes of the Offer and will constitute the concurrent valid revocation of that Holder's Consent.

     Any valid revocation of a Consent will be deemed a withdrawal of the related Notes previously tendered pursuant to the Offer. Any permitted withdrawal of Notes and revocation of Consents may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered and any

Consents revoked will be deemed not validly delivered for purposes of the Offer and Solicitation; provided, however, that validly withdrawn Notes may be re-tendered and revoked Consents may be re-delivered by again following one of the appropriate procedures described herein at any time on or prior to 11:59 p.m., New York City time, on the Expiration Date.

     If the Company extends the Offer or is delayed in its acceptance for purchase of Notes or is unable to purchase Notes pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may be retained by the Depositary on behalf of the Company and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this Item 7.

     ALL QUESTIONS AS TO THE VALIDITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL OF NOTES AND REVOCATION OF CONSENTS WILL BE DETERMINED BY THE COMPANY IN THE COMPANY'S SOLE DISCRETION, AND THE COMPANY'S DETERMINATION SHALL BE FINAL AND BINDING. NONE OF THE COMPANY, THE DEPOSITARY, THE DEALER MANAGER AND SOLICITATION AGENT, THE TRUSTEE OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR REVOCATION OF CONSENTS, OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

8.  CONDITIONS TO THE OFFER AND THE SOLICITATION

     Notwithstanding any other provisions of the Offer and the Solicitation and in addition to (and not in limitation of) the Company's rights to extend and/or amend the Offer and the Solicitation, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, or payment for, any tendered Notes, in each case subject to Rule 14e-1(c) under the Exchange Act, and may terminate the Offer with respect to the Notes and the Solicitation with respect to the Consents, if any of the Financing Condition, the Supplemental Indenture Condition or the General Condition with respect to the Notes shall not have been satisfied or waived by the Company.

  FINANCING CONDITION

     The "Financing Condition" shall mean the receipt by the Company of gross proceeds from the New Financing of at least $150 million. If the New Financing on terms and conditions satisfactory to the Company does not result in such proceeds, the Company shall not be required to accept for payment, purchase or pay for any Notes tendered, and may extend or terminate the Offer.

  SUPPLEMENTAL INDENTURE CONDITION

     The "Supplemental Indenture Condition" shall mean receipt of the Requisite Consents with respect to the Proposed Amendments for the Notes and the execution of the Supplemental Indenture. The Company's obligation to make a Consent Payment to each Holder who has validly consented to (and not revoked such Consents to) the Proposed Amendments prior to 5:00 p.m., New York City time, on the Consent Date is conditioned upon its acceptance of all Notes validly tendered (and not withdrawn) by such Holder pursuant to the Offer.

  GENERAL CONDITIONS

     The "General Conditions" shall mean the following:

          (1) there shall have not been instituted, threatened or be pending any action or proceeding (and there shall have not been any material adverse development in any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer or the Solicitation that, in the sole judgment of the Company, either
     (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer, the Solicitation or the New Financing;

          (2) any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall not have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (b) would or might prohibit, prevent, restrict or delay consummation of the Offer or the Solicitation or the New Financing;

          (3) there shall not have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer or the Solicitation or the New Financing;

          (4) the Trustee shall not have objected in any respect to, or taken action that could, in the sole judgment of the Company, adversely affect the consummation of the Offer or the Solicitation or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Offer and the Solicitation or the acceptance of, or payment for, the Notes or Consents; or

          (5) there shall not have occurred (a) any general suspension of, or limitation on prices for, trading in securities in the U.S. securities or financial markets, (b) any significant adverse change in the price of the Notes in the United States or other major securities or financial markets,
     (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity, including, without limitation, a terrorist attack, directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived by the Company as to the Offer and the Solicitation, in whole or in part, at any time and from time to time, in the sole discretion of the Company, whether any other condition of such Offer and Solicitation is also waived. All conditions to the Offer will be either satisfied or waived by the Company on or prior to the Settlement Date. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time. The Company does not believe the terrorist acts and the state of hostilities in Iraq and Afghanistan during the weeks immediately preceding the date of this Statement trigger the condition described in clause (5)(f) of this Section.

     NOTWITHSTANDING ANY OTHER PROVISIONS OF THE OFFER AND THE SOLICITATION, THE COMPANY HAS THE RIGHT, IN ITS SOLE DISCRETION, TO TERMINATE THE OFFER OR THE SOLICITATION, AT ANY TIME. IN SUCH EVENT, THE COMPANY WILL PROVIDE NOTICE BY PUBLIC ANNOUNCEMENT.

9.  CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material U.S. federal income tax considerations that may be relevant to U.S. and non-U.S. Holders (each as defined below), relating to the Offer as of the date hereof. The following discussion does not purport to be a full description of all U.S. federal income tax consequences of the Offer and does not address any other taxes that might be applicable to a Holder, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular Holders in light of their personal circumstances and does not deal with persons that are subject to special tax rules, such as dealers in securities or currencies, brokers, banks, financial institutions or "financial services entities," insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, retirement plans, persons subject to the alternative minimum tax, persons holding the Notes as part of a hedging or conversion transaction, a straddle or a constructive sale, persons whose "functional currency" is not the U.S. dollar, traders in securities that elect the mark-to-market method of accounting for their securities holdings, partnerships or other pass through entities or investors in partnerships or other pass through entities that hold the Notes and certain expatriates or former long-term residents of the United States. The discussion below assumes that the Notes are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     The discussion of the U.S. federal income tax considerations below is based on currently existing provisions of the Code, the applicable U.S. Treasury regulations promulgated and proposed under the Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly on a retroactive basis, and which could affect the tax consequences of a Holder. In addition, the Company has not obtained, nor does the Company intend to obtain, a ruling from the Internal Revenue Service (the "IRS") or an opinion from counsel with respect to any tax consequence of selling a Note to the Company. Thus, the Company cannot assure a Holder that the IRS would not successfully challenge one or more of the tax consequences or matters described herein. Because individual circumstances may differ, you are strongly urged to consult your own tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-U.S. or other tax laws and possible changes in the tax laws. In addition, this discussion relies upon the description provided to the Company by DTC of its depositary procedures and the procedure of its participants and indirect participants in maintaining a book-entry system reflecting beneficial ownership of Notes.

     As used herein, a "U.S. Holder" means a beneficial owner of a Note who is, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident, including an alien resident who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

     - a corporation (or entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     As used herein, a "non-U.S. Holder" means a beneficial owner of a Note who is not a U.S. Holder, as defined above.

     If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner as a U.S. Holder or a non-U.S. Holder and, in the case of a non-U.S. Holder, on the activities of the partnership. Partners of partnerships holding Notes should consult their own tax advisors regarding the tax consequences.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF TENDERING YOUR NOTES PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY RECENT OR PROSPECTIVE CHANGES

IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

TAX CONSIDERATIONS FOR U.S. HOLDERS

     Sale of Notes Pursuant to the Offer. A U.S. Holder generally will recognize gain or loss on the sale of a Note pursuant to the Offer in an amount equal to the difference between (i) the amount of cash received by such U.S. Holder upon the sale, other than any such amount received in respect of accrued interest (which will be taxable as interest for U.S. federal income tax if not previously included in income), and (ii) the U.S. Holder's adjusted tax basis in the Note at the time of the sale. A U.S. Holder's adjusted tax basis in the Note generally will equal the cost of the Note to such U.S. Holder, increased by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any amortizable bond premium previously amortized by the U.S. Holder with respect to the Note. Subject to the market discount rules described below, gain or loss recognized on the sale or retirement of a Note generally will be a capital gain or loss. In the case of a non-corporate U.S. Holder, the U.S. federal tax rate applicable to capital gains will depend upon the U.S. Holder's holding period for the Notes, with a preferential rate available for Notes held for more than one year, and upon the U.S. Holder's marginal tax rate for ordinary income. The deductibility of capital losses may be subject to limitations.

     In the case of a U.S. Holder who acquired a Note with market discount within the meaning of Sections 1276 and 1278(a)(2) of the Code (subject to the statutory de minimis exception), any gain recognized upon the sale of the Note pursuant to the offer will be treated as ordinary income to the extent of the market discount that accrued during the period such U.S. Holder held such Note (on a straight line basis or, at the election of the Holder, on a constant interest basis), unless the U.S. Holder previously has elected to include such accrued market discount in income on a current basis. In general, a Note will be treated as acquired with market discount if the Note's stated redemption price at maturity is in excess of U.S. Holder's initial tax basis in the Note.

     Consent Payments. The tax treatment of the receipt of a Consent Payment to U.S. Holders whose Notes are purchased pursuant to the Offer and who receive the Consent Payment is subject to uncertainty because there are no authorities that directly address the treatment of such payment. The Consent Payments may be treated as either (i) additional consideration received in exchange for the tendered Notes, in which case such payments will be taken into account in determining the amount of gain or loss on the exchange as discussed above under the heading "Sale of Notes Pursuant to the Offer," or (ii) as a separate fee for consenting to the Proposed Amendments, in which case such payments will be treated as ordinary income to recipient U.S. Holders. The Company intends to treat the Consent Payments for relevant tax purposes as a separate fee that will be treated as ordinary income to recipient U.S. Holders. There can be no assurance, however, that the IRS will not take a different position or that any such position, if taken, would not be sustained by a court. Moreover, the Company's treatment of the Consent Payment is not dispositive of the proper tax treatment of the Consent Payment by a U.S. Holder. Holders are urged to consult their own tax advisors as to the proper treatment of the Consent Payment.

     Treatment of Non-Tendering US. Holders. If the proposed Amendments do not become effective, then a U.S. Holder that does not tender its Notes will not realize gain or loss for U.S. federal income tax purposes.

     If the proposed Amendments become effective, the tax treatment of a U.S. Holder that does not tender its Notes will depend upon whether the modification to the Notes results in a "deemed" exchange of such Notes for U.S. federal income tax purposes. Generally, the modification of a debt instrument will be treated as a "deemed" exchange of an old debt instrument for a new debt instrument if such modification is a "significant modification" within the meaning of the U.S. Treasury Regulations promulgated under Section 1001 of the Code. In general, a modification will be a "significant modification" if, based on all the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered is economically significant. For purposes of making this determination, all modifications to a debt instrument (other than certain modifications subject to a specific test under the applicable U.S. Treasury Regulations) are considered collectively. Although not entirely free from doubt, the Company believes that the adoption of the proposed Amendments should not constitute a "significant modification" of the Notes. If the adoption of the proposed Amendments does not constitute a "significant modification" of the Notes, then a U.S. Holder who does not tender the Notes pursuant to the Offer would not recognize gain or loss with respect to the Notes if the proposed Amendment were adopted.

     However, the IRS could assert that the modifications to the terms of the Notes constitute a "significant modification." If this assertion were successful, a U.S. Holder that did not tender its Notes would, subject to the possibility of tax-free recapitalization treatment discussed below, recognize gain or, subject to the possible application of the wash sales rules, loss in an amount equal to the difference between the "issue price" of the new notes deemed to be received (which, assuming the new notes will be considered "publicly traded," would be the fair market value of the new notes) by such U.S. Holder in the exchange and the tax basis of the old Notes deemed to have been surrendered. All or a portion of such gain may be treated as ordinary income under the market discount rules described above.

     If the adoption of the proposed Amendments results in a "significant modification" of the Notes for U.S. federal income tax purposes, the "deemed" exchange of the Notes for new notes may qualify for treatment as a tax-free recapitalization if both the Notes and the new notes are treated as "securities" for U.S. federal income tax purposes. If the deemed exchange of the Notes is treated as a recapitalization, then a U.S. Holder would recognize no loss and would recognize gain only if the "principal amount" (within the meaning of Section 354 of the Code) of the new notes exceeds the "principal amount" of the Notes and then only to the extent of the fair market value of such excess. Whether a debt instrument constitutes a "security" for U.S. federal income tax purposes is a factual question.

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     Sale of Notes Pursuant to the Offer. In general, a non-U.S. Holder will not be subject to U.S. federal income or withholding tax except as described under "-- Information Reporting and Backup Withholding" below, on interest, gain or other income (including the Consent Payment) realized on the sale of a Note pursuant to the Offer unless (i) the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and other applicable conditions are met, or (ii) the gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

     Except as may otherwise be provided in an applicable income tax treaty between the United States and a foreign country, if a non-U.S. Holder is engaged in a trade or business in the United States and if interest, gain or other income realized on the disposition of the Note pursuant to the Offer is effectively connected with the conduct of such trade or business, the non-U.S. Holder generally will be subject to regular U.S. federal income tax on such interest, gain or other income in the same manner as if it were a U.S. Holder. In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, with specified adjustments. Even though the effectively connected income is subject to federal income tax, and may be subject to the branch profits tax, it generally is not subject to a U.S. withholding tax if the non-U.S. Holder delivers a properly executed IRS Form W-8ECI to the payor. A non-U.S. Holder will not be considered to be engaged in a trade or business within the United States for federal income tax purposes solely by reason of holding the Notes.

     Treatment of Non-Tendering Non-U.S. Holders. If the Proposed Amendments do not become effective, then a non-U.S. Holder that does not tender its Notes will not recognize gain or loss for U.S. federal income tax purposes.

     If the Proposed Amendments do become effective, a non-U.S. Holder who does not tender its Notes should consult its tax advisors regarding the risk that adoption of the Proposed Amendments constitutes a significant modification for U.S. federal income tax purposes, the tax consequences to them if the

Proposed Amendments are so treated (including the possibility that, if the adoption of the proposed Amendments was determined to constitute a significant modification, the deemed exchange of original Notes for modified Notes may be treated as a nontaxable recapitalization for U.S. federal income tax purposes as described in "U.S. Holders -- Treatment of Non-Tendering U.S. Holders"), and the tax consequences of continuing to hold Notes after the adoption of the Proposed Amendments.

TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS AND NON-U.S. HOLDERS

     Information Reporting and Backup Withholding. Certain non-corporate U.S. Holders generally will be subject to information reporting and may be subject to U.S. backup withholding tax with respect to amounts received pursuant to the Offer. Backup withholding will apply only if the U.S. Holder:

     - fails to furnish its taxpayer identification number which, for an individual, would be such U.S. Holder's Social Security number;

     - furnishes an incorrect taxpayer identification number;

     - is notified by the IRS that it has failed to properly report payments of interest or dividends; or

     - in some circumstances, fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding for a failure to report interest and dividend payments.

     If a non-U.S. Holder receives payments pursuant to the Offer through the United States office of a broker, such non-U.S. Holder will be required to provide the applicable IRS Form W-8BEN or W-8IMY, together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. Holder and stating that the non-U.S. Holder is not a United States person and will not be subject to either IRS reporting requirements or backup withholding.

     The payment of the proceeds pursuant to the Offer to or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the Holder provides the certification described above or otherwise establishes an exemption from such reporting and withholding requirements.

     Backup withholding is not an additional tax. Rather, the amount of any U.S. backup withholding tax will be allowed as a credit against the Holder's U.S. federal income tax liability and may entitle the Holder to a refund if the required forms are timely filed with the IRS.

     THE FOREGOING SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND SOLICITATION, INCLUDING THE EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

10.  THE DEALER MANAGER AND SOLICITATION AGENT AND THE DEPOSITARY

     In connection with the Offer and the Solicitation, the Company has retained Credit Suisse First Boston LLC to act as Dealer Manager and Solicitation Agent and Manufacturers and Traders Trust Company to act as Depositary, each of which will receive customary fees for their services. The Company has agreed to reimburse each of the Dealer Manager and Solicitation Agent and Depositary for their respective out-of-pocket expenses, including, without limitation, all reasonable legal fees and expenses.

     At any time, the Dealer Manager and Solicitation Agent may trade the Notes for its own account or for the accounts of customers and, accordingly, may hold a long or short position in the Notes. In addition, the Dealer Manager and Solicitation Agent may contact Holders of Notes regarding the Offer and the Solicitation and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Statement and related materials to beneficial owners of Notes.

     The Company has agreed to indemnify the Dealer Manager and Solicitation Agent against certain liabilities, including certain liabilities under federal and state law or otherwise caused by, relating to or arising out of the Offer and the Solicitation. The Dealer Manager and Solicitation Agent and its affiliates have provided in the past, and are currently providing, investment banking and financial advisory services to the Company and its respective affiliates, including in connection with the New Financing. The Dealer Manager and Solicitation Agent and its affiliates have and will receive customary fees for such services.

     None of the Dealer Manager and Solicitation Agent or Depositary assume any responsibility for the accuracy or completeness of the information contained in this Statement or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

     No fees or commissions have been or will be paid to any broker, dealer or other person, other than the Dealer Manager and Solicitation Agent and Depositary in connection with the Offer and the Solicitation.

     Any Holder that has questions concerning the terms of the Offer may contact the Dealer Manager and Solicitation Agent at its address and telephone number set forth on the back cover page of this Statement. Questions and requests for assistance or additional copies of this Statement may be directed to the Dealer Manager and Solicitation Agent at the address and telephone number set forth on the back cover page of this Statement. Holders of Notes may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer and the Solicitation.

     All correspondence in connection with the Offer and the Solicitation should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address or to the facsimile number set forth on the back cover page of this Statement. Any Holder or beneficial owner that has questions concerning tender procedures should contact the Depositary at the address and telephone number set forth on the back cover of this Statement.

11.  SOURCE AND AMOUNT OF FUNDS

     If all Holders tender prior to 5:00 p.m., New York City time, on the Consent Date, the total amount of funds required by the Company to pay the Total Consideration on the Settlement Date, as well as other costs and expenses related to the Offer and the Solicitation, is estimated to be approximately $145 million. The Company expects to fund this amount with a portion of the proceeds from the New Financing. We cannot assure you that all of the required funds will be available or received by the Company upon satisfactory terms. Consummation of the Offer and the Solicitation is conditioned on, among other things, the satisfaction of the Financing Condition. See Item 8, "Conditions to the Offer and the Solicitation."

12.  WHERE YOU CAN FIND MORE INFORMATION

     The Company files annual and quarterly reports and other information with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act and the Indenture. You may read and copy any documents the Company files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Company's recent filings are available to the public at the Commission's website at http://www.sec.gov.

13.  INCORPORATION BY REFERENCE

     The Company incorporates by reference the following documents:

     - the Company's Amended Quarterly Report on Form 6-K for the quarter ended June 30, 2004;

     - the Company's Annual Report on Form 20-F for the year ended December 31, 2003; and

     - all other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Statement and prior to the termination of the Offer and the Solicitation.

     All documents and reports filed by the Company with the Commission after the date of this Statement and prior to the Expiration Date shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Statement, shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

     The Company will provide without charge to each person to whom this Statement is delivered, upon the written request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents, which are not specifically incorporated by reference herein. Requests should be directed to the Dealer Manager and Solicitation Agent at its address set forth on the back cover page hereof. The information relating to the Company contained in this Statement does not purport to be complete and should be read together with the information contained in the incorporated documents.

14.  CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in, or incorporated by reference in, this Statement are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that the Company's business and operations are subject to a variety of risks and uncertainties and, consequently, its actual results may materially differ from those projected by any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

15.  MISCELLANEOUS

     The Offer and the Solicitation are being made to all Holders of the Notes. The Company is not aware of any jurisdiction in which the making of the Offer or the Solicitation is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Offer or the Solicitation would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Offer or the Solicitation will not be made to (nor will tenders of Notes and Consents be accepted from or on behalf of) the owners of Notes residing in such jurisdiction.

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Statement or in the Consent and Letter of Transmittal and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Dealer Manager and Solicitation Agent.

                        The Depositary for the Offer is:

                    MANUFACTURERS AND TRADERS TRUST COMPANY
                               Mail Code: 101-591
                            25 South Charles Street
                              Baltimore, MD 21201
                     Attention: Corporate Trust Department
                           Facsimile: (410) 244-4236
   (for Eligible Institutions only) U.S. Toll Free: 1-800-724-8330 Ext. 5099

     Any questions or requests for assistance may be directed to the Dealer Manager and Solicitation Agent at the address and telephone numbers set forth below. Additional copies of this Statement may be obtained from the Dealer Manager and Solicitation Agent at the address or telephone numbers set forth below. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer and the Solicitation.

                      The Dealer Manager for the Offer and
                  Solicitation Agent for the Solicitation is:

                         CREDIT SUISSE FIRST BOSTON LLC
                             Eleven Madison Avenue
                         New York, New York 10010-3629
                      Attention: Liability Management Desk

                         U.S. Toll Free: (800) 820-1653
                        Call Collect: +1 (212) 325-3175

                       CONSENT AND LETTER OF TRANSMITTAL

                  TO TENDER AND TO GIVE CONSENT IN RESPECT OF

       10 1/2% FIRST PREFERRED SHIP MORTGAGE NOTES DUE 2008 (THE "NOTES")
                           (CUSIP NUMBER 90389Q AB 0)
                           (ISIN NUMBER US90389QAB05)
                                       OF

                         ULTRAPETROL (BAHAMAS) LIMITED

                       PURSUANT TO THE OFFER TO PURCHASE
                       AND CONSENT SOLICITATION STATEMENT
                             DATED OCTOBER 26, 2004
                               (THE "STATEMENT")

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 23, 2004, UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE"). THE OFFER MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME, INCLUDING ON A DAILY BASIS. HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE CONSENT PAYMENT (AS DEFINED IN THE STATEMENT) AND THE TENDER OFFER CONSIDERATION (AS DEFINED IN THE STATEMENT) WITH RESPECT TO THE NOTES MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW) AND TENDER THEIR NOTES PURSUANT TO THE OFFER PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 8, 2004, UNLESS EXTENDED BY THE COMPANY (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "CONSENT DATE"). TENDERED NOTES MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE BUT NOT THEREAFTER. HOLDERS WHO TENDER THEIR NOTES AND DELIVER THEIR CONSENTS ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION AND MAY NOT WITHDRAW THEIR NOTES OR REVOKE THEIR CONSENTS UNLESS OTHERWISE REQUIRED BY LAW. HOLDERS WHO TENDER THEIR NOTES MUST CONSENT TO THE PROPOSED AMENDMENTS AND HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES.

             The Depositary for the Offer and the Solicitation is:

                    MANUFACTURERS AND TRADERS TRUST COMPANY

            By Mail, Overnight Courier or in person (by hand only):
                               Mail Code: 101-591
                            25 South Charles Street
                              Baltimore, MD 21201
                     Attention: Corporate Trust Department
                          By Facsimile: (410) 244-4236
                    U.S. Toll Free: 1-800-724-8330 Ext. 5099

     DELIVERY OF THIS CONSENT AND LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION VIA FACSIMILE TO A NUMBER, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE VALID DELIVERY.

     DELIVERY OF DOCUMENTS TO DTC (AS DEFINED BELOW) DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE INSTRUCTIONS CONTAINED HEREIN AND IN THE STATEMENT SHOULD BE READ CAREFULLY BEFORE THIS CONSENT AND LETTER OF TRANSMITTAL IS COMPLETED.

     ALL CAPITALIZED TERMS USED HEREIN BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE STATEMENT.

     HOLDERS WHO TENDER THEIR NOTES PURSUANT TO THE OFFER MUST CONSENT TO THE PROPOSED AMENDMENTS, AND HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES. PURSUANT TO THE TERMS HEREOF, THE COMPLETION, EXECUTION AND DELIVERY OF THIS CONSENT AND LETTER OF TRANSMITTAL BY A HOLDER IN CONNECTION WITH THE TENDER OF NOTES WILL BE DEEMED TO CONSTITUTE THE CONSENT OF SUCH TENDERING HOLDER TO THE PROPOSED AMENDMENTS RELATING TO THE NOTES. HOLDERS MAY NOT REVOKE CONSENTS WITHOUT WITHDRAWING THE RELATED NOTES TENDERED PURSUANT TO THE OFFER. CONSENTS MAY NOT BE REVOKED AND NOTES MAY NOT BE WITHDRAWN ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE.

     List below the Notes to which this Consent and Letter of Transmittal relates. If the space provided below is inadequate, list the certificate numbers and principal amounts of the Notes being tendered on a separately executed schedule and affix the schedule to this Consent and Letter of Transmittal. Tenders of Notes will be accepted only in principal amounts of $1,000 or integral multiples thereof, as applicable, provided that any Holder may tender all Notes held by such Holder, even if the aggregate principal amount of those Notes is not an integral multiple of $1,000.

-------------------------------------------------------------------------------------------------------------------
                                               DESCRIPTION OF NOTES
-------------------------------------------------------------------------------------------------------------------
                                                                      AGGREGATE               PRINCIPAL AMOUNT
NAME(S) AND ADDRESS(ES) OF HOLDER(S)        CERTIFICATE            PRINCIPAL AMOUNT       TENDERED AND AS TO WHICH
     (PLEASE FILL IN, IF BLANK)             NUMBER(S)*               REPRESENTED            CONSENTS ARE GIVEN**
-------------------------------------------------------------------------------------------------------------------

                                      -----------------------------------------------------------------------------

                                      -----------------------------------------------------------------------------

                                      -----------------------------------------------------------------------------
                                                       TOTAL PRINCIPAL
                                                       AMOUNT OF NOTES
-------------------------------------------------------------------------------------------------------------------
 * Need not be completed by Holders tendering by book-entry transfer (see below).
** Unless otherwise specified, it will be assumed that the entire aggregate amount of Notes indicated in the column labeled "Aggregate Principal Amount Represented" is being tendered. A tendering Holder is required to consent to the Proposed Amendments with respect to all Notes tendered by such Holder and a tender of Notes will be deemed to constitute the consent of the tendering Holder to the Proposed Amendments in respect of all such tendered
   Notes.
-------------------------------------------------------------------------------------------------------------------

     PURSUANT TO THE OFFER AND SOLICITATION, HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT AND TENDER OFFER CONSIDERATION MUST VALIDLY TENDER (AND NOT WITHDRAW) THEIR NOTES AND DELIVER (AND NOT REVOKE) THE RELATED CONSENTS TO THE DEPOSITARY PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE. HOLDERS WHO VALIDLY TENDER THEIR NOTES AND DELIVER THE RELATED CONSENTS TO THE DEPOSITARY ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE BUT ON OR PRIOR TO 11:59 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE WILL RECEIVE THE TENDER OFFER CONSIDERATION, BUT WILL NOT RECEIVE THE CONSENT PAYMENT.

[ ]  CHECK HERE IF CERTIFICATES REPRESENTING TENDERED NOTES ARE ENCLOSED
     HEREWITH.

[ ] CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH DTC AND COMPLETE THE
     FOLLOWING:

     Name of Tendering
Institution: -------------------------------------------------------------------

     Account Number with
DTC: ---------------------------------------------------------------------------

     VOI
Number: ------------------------------------------------------------------------

     By the execution hereof, the undersigned acknowledges receipt of the Statement of Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the "Company"), and this Consent and Letter of Transmittal and instructions hereto (the "Consent and Letter of Transmittal"), which together constitute (i) the Company's offer to purchase (the "Offer") for cash any and all of its outstanding 10 1/2% First Preferred Ship Mortgage Notes Due 2008 (the "Notes") from each holder thereof (each, a "Holder" and collectively, the "Holders"), upon the terms and subject to the conditions set forth in the Statement and in this Consent and Letter of Transmittal, and (ii) the Company's solicitation (the "Solicitation") of consents (the "Consents") from registered Holders, to certain proposed amendments (the "Proposed Amendments") to the Indenture, dated as of March 30, 1998, (the "Indenture"), among the Company, certain of its subsidiaries and Manufacturers and Traders Trust Company (a New York banking corporation and successor in interest to Allfirst Bank (formerly known as FMB
Bank), a Maryland state-chartered commercial bank (formerly chartered as a national banking association under the name The First National Bank of Maryland)), as trustee (the "Trustee"), pursuant to which an aggregate principal amount of $135 million of Notes were originally issued and to the execution of the Supplemental Indenture as contemplated hereby.

     This Consent and Letter of Transmittal is to be used by Holders if (i) certificates representing Notes are to be physically delivered to the Depositary herewith by such Holder or (ii) tender of Notes is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in the Statement under Item 6, "Procedure for Tendering Notes and Delivering Consents -- Tender of Notes Held Through DTC" and instructions are not being transmitted through the DTC Automated Tender Offer Program ("ATOP"). Holders of Notes who are tendering by book-entry transfer to the Depositary's account at DTC can execute their tender and consent through ATOP. DTC participants that are accepting the offers must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Depositary's account at DTC. DTC will then send an Agent's Message to the Depositary for its acceptance. Delivery of the Agent's Message by DTC will satisfy the terms of the Offer and the Solicitation in lieu of execution and delivery of this Consent and Letter of Transmittal by the DTC participant identified in the Agent's Message. ACCORDINGLY, THIS CONSENT AND LETTER OF TRANSMITTAL NEED NOT BE COMPLETED BY A HOLDER TENDERING THROUGH ATOP.

     The consummation of the Offer and the Solicitation are subject to certain conditions including, the Financing Condition, the Supplemental Indenture Condition and the General Conditions, all as more fully described in the Statement under Item 8 under the caption "Conditions to the Offer and Solicitation."

     THERE ARE NO GUARANTEED DELIVERY PROCEDURES APPLICABLE TO THE OFFER. HOLDERS MUST TENDER THEIR NOTES IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE STATEMENT AND THIS CONSENT AND LETTER OF TRANSMITTAL.

     THE OFFER AND THE SOLICITATION ARE NOT BEING MADE TO (NOR WILL TENDERS OF NOTES BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER OR SOLICITATION WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

     THE UNDERSIGNED HAS COMPLETED, EXECUTED AND DELIVERED THIS CONSENT AND LETTER OF TRANSMITTAL TO INDICATE THE ACTION THE UNDERSIGNED DESIRES TO TAKE WITH RESPECT TO THE OFFER AND THE SOLICITATION.

     Your bank or broker can assist you in completing this Consent and Letter of Transmittal. The instructions included with this Consent and Letter of Transmittal and in the Statement must be followed. Questions and requests for assistance or for additional copies of the Statement and this Consent and Letter of Transmittal must be directed to Credit Suisse First Boston LLC, the Dealer Manager and Solicitation Agent for the Offer and the Solicitation, at the addresses and telephones number set forth on the back cover page of this Consent and Letter of Transmittal. See Instruction 13 below.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     Upon the terms and subject to the conditions of the Offer and Solicitation, the undersigned hereby tenders to the Company the principal amount of Notes indicated above and consents to the Proposed Amendments with respect to the aggregate principal amount of such Notes.

     Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered (and accrued but unpaid interest then due), with this Consent and Letter of Transmittal, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to the Notes that are being tendered hereby, waives any and all other rights with respect to such Notes (including, without limitation, any existing or past defaults and their consequences in respect of such Notes and the Indenture under which such Notes were issued) and releases and discharges the Company and its affiliates from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Notes, including, without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any redemption or defeasance of such Notes, and also consents to the Proposed Amendments with respect to such Notes. The undersigned hereby irrevocably constitutes and appoints the Depositary as true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Depositary also acts as the agent of the Company in connection with the Offer and the Solicitation) with respect to such Notes, with full power of substitution and resubstitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (i) present such Notes and all evidences of transfer and authenticity to, or transfer ownership of, such Notes on the account books maintained by DTC to, or upon the order of, the Company,
(ii) present such Notes for transfer of ownership on the books of the Company,
(iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes and (iv) deliver to the Company, the Depositary and the Trustee this Consent and Letter of Transmittal as evidence of the undersigned's Consent to the Proposed Amendments with respect to such Notes and to the execution of the Supplemental Indenture (as defined below) and as certification that validly tendered and not revoked Consents from registered Holders of at least a majority of the aggregate principal amount of outstanding Notes (the "Requisite Consents"), to the Proposed Amendments, duly executed by Holders of such Notes, have been received, all in accordance with the terms and conditions of the Offer and Solicitation as described in the Statement.

     The undersigned agrees and acknowledges that, by the execution and delivery of this Consent and Letter of Transmittal, the undersigned makes and provides a written Consent, with respect to the Notes tendered hereby, to the Proposed Amendments with respect to such Notes as permitted by Article 9 of the Indenture and to the Trustee's execution of the Supplemental Indenture. The undersigned understands that each Consent provided hereby shall remain in full force and effect until such Consent is revoked in accordance with the procedures set forth in the Statement and this Consent and Letter of Transmittal, which procedures are hereby agreed to be applicable in lieu of any and all other procedures for revocation set forth in the Indenture, which are hereby waived.

     The undersigned understands that Consents may not be revoked after the Consent Date. If the Requisite Consents are obtained by the Consent Date, a supplemental indenture to the Indenture providing for the Proposed Amendments (the "Supplemental Indenture") will be executed by the Company and the Trustee on or promptly after the Consent Date, and the undersigned acknowledges that the Supplemental Indenture will become effective immediately upon execution thereof. The undersigned further acknowledges that although the Supplemental Indenture will become effective immediately upon the execution thereof, the Proposed Amendments to the Indenture will not become operative unless and until the Notes are accepted for purchase by the Company pursuant to the Offer, which is expected to occur promptly after the Expiration Date.

     The undersigned understands that tenders of Notes and the related Consents may be withdrawn and revoked by written notice of withdrawal and revocation received by the Depositary at any time prior to 5:00 p.m., New York City time, on the Consent Date. Tenders of Notes made on or after 5:00 p.m., New York City time, on the Consent Date may not be withdrawn, unless otherwise required by law. Holders may not deliver Consents in the Solicitation without tendering the related Notes, and may not revoke Consents prior to 5:00 p.m., New York City time, on the Consent Date without withdrawing the previously tendered Notes to which such Consents relate. Holders may not withdraw previously tendered Notes prior to 5:00 p.m., New York City time, on the Consent Date without revoking the previously delivered Consents to which such tender relates.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Notes tendered hereby and to give any Consent contained herein, and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good and valid title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby, to confirm the undersigned's Consents to the Proposed Amendments and to complete the execution of the Supplemental Indenture.

     The undersigned understands that tenders of Notes pursuant to any of the procedures described in the Statement and in the instructions hereto and acceptance thereof by the Company will constitute a binding agreement between the undersigned and the Company, upon the terms and subject to the conditions of the Offer and the Solicitation.

     For purposes of the Offer, the undersigned understands that the Company will be deemed to have accepted for purchase validly tendered Notes if, as and when the Company gives written notice thereof to the Depositary. For purposes of the Solicitation, the undersigned understands that Consents received by the Depositary will be deemed to have been accepted by the Company if, as and when the Company gives written notice to the Trustee of the receipt by the Depositary of the Requisite Consents relating to the Notes and the Supplemental Indenture is executed, but that the Consent Payment will not be payable unless and until the Company has accepted the Notes for purchase pursuant to the Offer.

     The undersigned understands that the Company's obligation to accept for purchase, and to pay for, the Notes validly tendered pursuant to the Offer, and the Company's obligation to make the Consent Payment, is conditioned upon satisfaction or waiver of the Financing Condition, the Supplemental Indenture Condition and the General Conditions. See Item 8, "Conditions to the Offer and the Solicitation" in the Statement. Any Notes not accepted for purchase will be returned promptly to the undersigned at the address set forth above unless otherwise indicated herein under "Special Delivery Instructions" below.

     All authority conferred or agreed to be conferred by this Consent and Letter of Transmittal shall survive the death or incapacity of the undersigned, if an individual, and every obligation of the undersigned under this Consent and Letter of Transmittal shall be binding upon the undersigned's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

     The undersigned understands that the delivery and surrender of the Notes is not effective until receipt by the Depositary of this Consent and Letter of Transmittal (or a manually signed facsimile hereof) properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company or, in the case of a tender through ATOP, receipt of an Agent's Message. All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes and deliveries and revocations of Consents will be determined by the Company, in its sole discretion, which determination shall be final and binding.

     Unless otherwise indicated under "Special Payment Instructions" and "Special Delivery Instructions" below, the undersigned hereby requests that the Company issue a check from the Depositary for the Total Consideration (as defined in the Statement) or Tender Offer Consideration, as the case may be, including accrued and unpaid interest up to, but not including, the Settlement Date (as defined in the Statement), for any Notes tendered hereby that are purchased, and/or return any certificates representing Notes not tendered or not accepted for purchase in the name(s) of the Holder(s) appearing under "Description of Notes." In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, please issue the check for the Total Consideration or Tender Offer Consideration, as the case may be, including accrued and unpaid interest up to, but not including, the Settlement Date, and/or return any certificates representing Notes not tendered or not accepted for purchase (and any accompanying documents, as appropriate) to the person or persons so indicated. In the case of a book-entry delivery of Notes, please credit the account maintained at DTC with any Notes not tendered or not accepted for purchase. The undersigned recognizes that the Company does not have any obligation pursuant to the Special Delivery Instructions to transfer any Notes from the name of the Holder thereof if the Company does not accept for purchase any of the Notes so tendered. The undersigned acknowledges and agrees that the Company and the Depositary may in appropriate circumstances defer effecting transfers of Notes and may retain such Notes until satisfactory evidence of payment of transfer taxes payable on account of such transfer by the undersigned, or exemption therefrom, is submitted to them.

                                PLEASE SIGN HERE
   (TO BE COMPLETED BY ALL TENDERING HOLDERS REGARDLESS OF WHETHER NOTES ARE
       BEING PHYSICALLY DELIVERED HEREWITH, UNLESS AN AGENT'S MESSAGE IS DELIVERED IN CONNECTION WITH A BOOK-ENTRY TRANSFER OF SUCH NOTES)
     By completing, executing, and delivering this Consent and Letter of Transmittal, THE UNDERSIGNED HEREBY TENDERS, AND CONSENTS TO THE PROPOSED AMENDMENTS (AND TO EXECUTION OF THE SUPPLEMENTAL INDENTURE EFFECTING THE PROPOSED AMENDMENTS) WITH RESPECT TO, the principal amount of the Notes listed in the box above labeled "Description of Notes" under the column heading "Principal Amount Tendered and as to which Consents are Given" (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the Notes described in such box).
     This Consent and Letter of Transmittal must be signed by the registered holder(s) of such Notes exactly as their name(s) appear(s) on the certificate(s) for such Notes or, if tendered by the registered holder(s) of such Notes exactly as such participant's name appears on a security position listing as the owner of Notes, or by person(s) authorized to become registered holder(s) by endorsements and documents transmitted with this Consent and Letter of Transmittal. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under "Capacity" and submit evidence satisfactory to the Company of such person's authority to so act. See Instruction 6 below.
     If the signature appearing below is not of the registered holder(s) of the Notes, then the registered holder(s) must sign a valid proxy, which signature must be guaranteed by a Medallion Signature Guarantor. The proxy should accompany this Consent and Letter of Transmittal.

X
         -----------------------------------------------------------------------
X
         -----------------------------------------------------------------------
              (SIGNATURE(S) OF HOLDER(S) OR AUTHORIZED SIGNATORY)
Dated:
------------------------, 2004

Name(s):
         -----------------------------------------------------------------------
                                 (PLEASE PRINT)
Capacity:
         -----------------------------------------------------------------------
Address:
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              (INCLUDING ZIP CODE)
Area Code and Telephone No.: (   )
         -----------------------------------------------------------------------
Tax Identification or Social Security No.:
                                            ------------------------------------

                      PLEASE COMPLETE IRS FORM W-9 HEREIN
              SIGNATURE GUARANTEE (SEE INSTRUCTIONS 1 AND 6 BELOW) Certain Signatures Must be Guaranteed by a Medallion Signature Guarantor

--------------------------------------------------------------------------------
         (NAME OF MEDALLION SIGNATURE GUARANTOR GUARANTEEING SIGNATURE)

--------------------------------------------------------------------------------
  (ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF
                                     FIRM)

--------------------------------------------------------------------------------
                             (AUTHORIZED SIGNATURE)

--------------------------------------------------------------------------------
                                 (PRINTED NAME)

--------------------------------------------------------------------------------
                                 (PRINTED NAME)
Dated:
------------------------, 2004

                          SPECIAL PAYMENT INSTRUCTIONS
                        (SEE INSTRUCTIONS 5, 6, 7 AND 8)

  To be completed ONLY if payment is to be made in the name of someone other than the person or persons whose signature(s) appear(s) within this Consent and Letter of Transmittal or is to be sent to an address different from that shown in the box entitled "Description of Notes" within this Consent and Letter of Transmittal.

Name(s):
--------------------------------------------------------------------------------
                                 (PLEASE PRINT)

Address:
--------------------------------------------------------------------------------
                                 (PLEASE PRINT)

--------------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

--------------------------------------------------------------------------------
               TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER
               (SEE IRS FORM W-9 HEREIN AND INSTRUCTION 8 BELOW)

                         SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 5, 6, 7 AND 8)

  To be completed ONLY if certificates for Notes in a principal amount not tendered or not accepted for purchase are to be issued to someone other than the person or persons whose signature(s) appear(s) within this Consent and Letter of Transmittal or are to be sent to an address different from that shown in the box entitled "Description of Notes" within this Consent and Letter of Transmittal.

Name(s):
         -----------------------------------------------------------------------
                                 (PLEASE PRINT)

Address:
         -----------------------------------------------------------------------
                                 (PLEASE PRINT)

--------------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

--------------------------------------------------------------------------------
               TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER
               (SEE IRS FORM W-9 HEREIN AND INSTRUCTION 8 BELOW)

                                  INSTRUCTIONS

   FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER AND THE SOLICITATION

     1. GUARANTEE OF SIGNATURES. Signatures on this Consent and Letter of Transmittal must be guaranteed by a recognized participant in good standing in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program (each a "Medallion Signature Guarantor"), unless the Notes tendered and Consents delivered by this document are tendered and delivered (i) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on this Consent and Letter of Transmittal, or (ii) for the account of a member firm of a registered national securities exchange, a member in good standing of the National Association of Securities Dealers, Inc. ("NASD") or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"). If the Notes are registered in the name of a person other than the signer of this Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder or if payment is to be made to a person other than the registered Holder, then the signature on this Consent and Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above.

     2. REQUIREMENTS OF TENDER. This Consent and Letter of Transmittal is to be completed by Holders of Notes if certificates representing such Notes are to be forwarded herewith, or if delivery of such certificates is to be made by book-entry transfer to the account maintained by DTC, pursuant to the procedures set forth in the Statement under Item 6, "Procedure for Tendering Notes and Delivering Consents," unless such Notes are being transferred through ATOP. Unless instructions are being transmitted through ATOP, for a holder to validly tender Notes and deliver Consents pursuant to the Offer and the Solicitation, a properly completed and duly executed Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with any signature guarantees and any other documents required by these Instructions, must be delivered to and received by the Depositary at its address set forth herein prior to 5:00 p.m., New York City time, on the Consent Date or on or prior to 11:59 p.m., New York City time, on the Expiration Date, as applicable, and either (i) certificates representing such Notes must be received by the Depositary at its address or
(ii) such Notes must be transferred pursuant to the procedures for book-entry transfer described in the Statement under Item 6, "Procedure for Tendering Notes and Delivering Consents," and a Book-Entry Confirmation must be received by the Depositary, in each case, prior to 5:00 p.m., New York City time, on the Consent Date or on or prior to 11:59 p.m., New York City time, on the Expiration Date, as applicable; provided, however, that no Consent Payment will be paid to Holders who tender Notes and deliver their Consents on or after 5:00 p.m., New York City time, on the Consent Date.

     The method of delivery of this Consent and Letter of Transmittal, the Notes and all other required documents, including delivery through DTC and acceptance of an Agent's Message transmitted through ATOP, is at the option and risk of the tendering Holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed for such documents to reach the Depositary. This Consent and Letter of Transmittal and the certificates representing the Notes, if applicable, should be sent only to the Depositary and not to the Company or the Dealer Manager and Solicitation Agent.

     No alternative, conditional or contingent tenders shall be accepted. All tendering Holders, by execution of this Consent and Letter of Transmittal (or a manually signed facsimile thereof), waive any right to receive any notice of the acceptance of their Notes for payment.

     3. CONSENTS TO PROPOSED AMENDMENTS. A valid Consent to the Proposed Amendments and to the Trustee's execution of the Supplemental Indenture may be given only by a registered Holder or its attorney-in-fact. A beneficial owner who is not a registered Holder must arrange with the registered Holder to execute and deliver a Consent on its behalf, obtain a properly completed irrevocable proxy that authorizes such beneficial owner to consent to the Proposed Amendments and to the Trustee's execution of the Supplemental Indenture on behalf of such registered Holder or become a registered Holder. Notwithstanding the foregoing, any DTC participant that has Notes credited to its DTC account at any time (and thereby held of record by DTC's nominee) may directly provide a Consent to the Proposed Amendments and the Trustee's execution of the Supplemental Indenture as though it were the registered Holder by so completing, executing and delivering the Consent and Letter of Transmittal or by transmitting instructions through ATOP.

     4. WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS. Notes may be withdrawn, and consents may be revoked, at any time prior to 5:00 p.m., New York City time, on the Consent Date, but not thereafter. In order for a Holder to revoke a Consent, such Holder must withdraw the related tendered Notes. A valid withdrawal of tendered Notes effected prior to 5:00 p.m., New York City time, on the Consent Date will constitute the concurrent valid revocation of such Holder's related Consent. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered), and the Proposed Amendments contained in the Supplemental Indenture will not become operative. If the Solicitation is amended prior to 5:00 p.m., New York City time, on the Consent Date in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Consent Date for a period deemed by the Company to be adequate to permit Holders of the Notes to withdraw their Notes and revoke their Consents. In addition, the Company may, if it deems appropriate, extend the Solicitation for any other reason.

     For a withdrawal of Notes tendered prior to 5:00 p.m., New York City time, on the Consent Date using this Consent and Letter of Transmittal and the revocation of Consents to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the Depositary prior to 5:00 p.m., New York City time, on the Consent Date at its address set forth on the back cover of this Consent and Letter of Transmittal. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn or to which the revocation of Consents relates, (ii) contain the description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on this Consent and Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or the related Consent was given, or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and/or revoking such Consent and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon the Depositary's receipt of written or facsimile notice of such withdrawal even if physical release is not yet effected. The withdrawal of a tender of Notes (and the concurrent revocation of the Consents) may also be effected through a properly transmitted "Request Message" through ATOP received by the Depositary at any time prior to 5:00 p.m., New York City time, on the Consent Date.

     Any valid revocation of a Consent will automatically be deemed a withdrawal of the Notes to which such Consent relates. Any permitted withdrawal of Notes and revocation of Consents may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered and any Consents revoked will be deemed not validly delivered for purposes of the Offer and the Solicitation; provided, however, that validly withdrawn Notes may be re-tendered and validly revoked Consents may be re-delivered by again following one of the appropriate procedures described under Item 6, "Procedure for Tendering and Delivering Consents" in the Statement, at any time on or prior to the Expiration Date.

     ALL QUESTIONS AS TO THE VALIDITY, FORM AND ELIGIBILITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL AND REVOCATION OF NOTES AND CONSENTS WILL BE DETERMINED BY THE COMPANY, IN THE COMPANY'S SOLE DISCRETION (WHOSE DETERMINATION SHALL BE FINAL AND BINDING). NEITHER THE COMPANY, THE DEPOSITARY OR THE DEALER MANAGER AND SOLICITATION AGENT, THE TRUSTEE NOR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OF NOTES OR REVOCATION OF CONSENTS, OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

     5. PARTIAL TENDERS AND CONSENTS. Tenders of Notes pursuant to the Offer (and the corresponding Consents pursuant to the Solicitation) will be accepted only in principal amounts of $1,000, or integral multiples thereof; provided that any Holder of Notes may tender all Notes held by such Holder, even if the aggregate principal amount of such Notes is not an integral multiple of $1,000. If less than the entire principal amount of any Notes evidenced by a submitted certificate is tendered, the tendering Holder must fill in the principal amount tendered in the last column of the box entitled "Description of Notes" herein. The entire principal amount represented by the certificates for all Notes delivered to the Depositary will be deemed to have been tendered unless otherwise indicated. If the entire principal amount of all Notes of a Holder is not tendered or not accepted for purchase, certificates for the principal amount of such Notes not tendered or not accepted for purchase will be sent (or, if tendered by book-entry transfer, returned by credit to the account at DTC designated herein) to the Holder unless otherwise provided in the appropriate box in this Consent and Letter of Transmittal (see Instruction 7) promptly after the Notes are accepted for purchase.

     6. SIGNATURES ON THIS CONSENT AND LETTER OF TRANSMITTAL, BOND POWERS AND ENDORSEMENT; GUARANTEE OF SIGNATURES. If this Consent and Letter of Transmittal is signed by the registered Holder(s) of the Notes tendered hereby or with respect to which Consent is given, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If this Consent and Letter of Transmittal is signed by a participant in DTC whose name is shown on a security position listing as the owner of the Notes tendered hereby, the signature must correspond with the name shown on the security position listing the owner of the Notes.

     IF THIS CONSENT AND LETTER OF TRANSMITTAL IS EXECUTED BY A HOLDER OF NOTES WHO IS NOT THE REGISTERED HOLDER, THEN THE REGISTERED HOLDER MUST SIGN A VALID PROXY, WITH THE SIGNATURE OF SUCH REGISTERED HOLDER GUARANTEED BY A MEDALLION SIGNATURE GUARANTOR, UNLESS THE SIGNATURE IS THAT OF AN ELIGIBLE INSTITUTION. IN ADDITION, SUCH TENDER MUST BE ACCOMPANIED BY A VALID CONSENT OR PROXY OF SUCH REGISTERED HOLDER(S), SINCE NOTES MAY NOT BE TENDERED WITHOUT A CONSENT TO THE PROPOSED AMENDMENTS AND ONLY REGISTERED HOLDER(S) ARE ENTITLED TO PROVIDE CONSENTS TO SUCH PROPOSED AMENDMENTS. SIGNATURES ON SUCH CONSENTS OR PROXY MUST BE GUARANTEED BY A MEDALLION SIGNATURE GUARANTOR, UNLESS THE SIGNATURE IS THAT OF AN ELIGIBLE INSTITUTION.

     If any of the Notes tendered hereby (and with respect to which Consent is given) are owned of record by two or more joint owners, all such owners must sign this Consent and Letter of Transmittal. If any tendered Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Consent and Letter of Transmittal and any necessary accompanying documents as there are different names in which certificates are held.

     If this Consent and Letter of Transmittal or any certificates of Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and the proper evidence satisfactory to the Company of their authority so to act must be submitted with this Consent and Letter of Transmittal.

     When this Consent and Letter of Transmittal is signed by the registered Holder(s) of the Notes listed and transmitted hereby, no endorsements of Notes or separate instruments of transfer are required unless payment is to be made, or Notes not tendered or purchased are to be issued, to a person other than the registered Holder(s), in which case the signatures on such Notes or instruments of transfer must be guaranteed by a Medallion Signature Guarantor.

     Endorsements on certificates for Notes, signatures on bond powers and proxies and Consents provided in accordance with this Instruction 6 by registered Holders not executing this Consent and Letter of Transmittal must be guaranteed by a Medallion Signature Guarantor. See Instruction 1.

     7. SPECIAL PAYMENT AND SPECIAL DELIVERY INSTRUCTIONS. Tendering Holders should indicate in the applicable box or boxes the name and address to which Notes for principal amounts not tendered or not accepted for purchase or checks constituting payments for Notes to be purchased and Consent Payments to be made in connection with the Offer and Solicitation are to be issued or sent, if different from the name and address of the registered Holder signing this Consent and Letter of Transmittal. In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated. If no instructions are given, Notes not tendered or not accepted for purchase will be returned to the registered Holder of the Notes tendered. For Holders of Notes tendering by book-entry transfer, Notes not tendered or not accepted for purchase will be returned by crediting the account at DTC designated above.

     8. TAXPAYER IDENTIFICATION NUMBER. U.S. federal income tax laws generally require that a tendering Holder provides the Depositary with such Holder's correct Taxpayer Identification Number ("TIN") on IRS Form W-9, which can be obtained from the Internal Revenue Service (the "IRS") (the "IRS Form W-9"), which in the case of a Holder who is an individual, is generally his or her social security number. If the tendering Holder is a nonresident alien or a foreign entity, other requirements (as described below) will apply. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such tendering Holder may be subject to a $50 penalty imposed by the IRS. In addition, failure to provide the Depositary with the correct TIN or an adequate basis for an exemption from backup withholding may result in backup withholding on payments, including the Consent Payment, made to the Holder or other payee pursuant to the Offer or the Solicitation at a current rate of 28%. Backup withholding is not an additional tax and is applied against a Holder's federal income tax liability. If withholding results in an overpayment of taxes, the Holder may obtain a refund if the required information is provided to the IRS.

     Exempt Holders of Notes (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Form W-9 (the "W-9 Guidelines").

     To prevent backup withholding, each tendering Holder that is a U.S. person (including a resident alien) must provide its correct TIN by completing the IRS Form W-9, certifying, under penalties of perjury, that the TIN provided is correct (or that such Holder is awaiting a TIN) and that (i) the Holder is exempt from backup withholding, or (ii) the Holder has not been notified by the IRS that such Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified the Holder that such Holder is no longer subject to backup withholding. If the Notes are in more than one name or are not in the name of the actual owner, such Holder should consult the W-9 Guidelines for information on which TIN to report. If such Holder does not have a TIN, such Holder should consult the W-9 Guidelines for instructions on applying for a TIN and write "Applied For" in the space reserved for the TIN. Note: Writing "applied for" on the IRS Form W-9 means that such Holder has already applied for a TIN or that such Holder intends to apply for one in the near future. If such Holder does not provide its TIN to the Depositary before payment, backup withholding may result.

     A tendering Holder that is a nonresident alien or a foreign entity must submit the appropriate completed IRS Form W-8 (generally IRS Form W-8BEN) to avoid backup withholding and to claim an exemption from withholding an interest payment. The appropriate form may be obtained via the IRS website at www.irs.gov or by contacting the Depositary at the address on the face of this Consent and Letter of Transmittal.

     If you provide special payment or delivery instructions in accordance with Instruction 7 above, please provide the appropriate IRS Form W-9 or W-8 BEN for the person named in such instructions

     FAILURE TO COMPLETE IRS FORM W-9, IRS FORM W-8 BEN OR ANOTHER APPROPRIATE FORM MAY RESULT IN BACKUP OR OTHER WITHHOLDING AT THE RATES DESCRIBED ABOVE ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER AND THE SOLICITATION.

     9. TRANSFER TAXES. The Company will pay all transfer taxes applicable to the purchase and transfer of Notes pursuant to the Offer and the Solicitation, except in the case of deliveries of certificates for Notes for principal amounts not tendered or not accepted for payment that are registered or issued in the name of any person other than the registered Holder of Notes tendered hereby. Except as provided in this Instruction 9, it will not be necessary for transfer stamps to be affixed to the certificates listed in this Consent and Letter of Transmittal.

     10. IRREGULARITIES. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes or delivery of Consents pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding). The Company expressly reserves the absolute right, in its sole discretion, subject to applicable law, to reject any or all tenders of any Notes or delivery of Consents, as applicable, determined by it not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, subject to applicable law, to waive or amend any of the conditions of the Offer and Solicitation or to waive any defect or irregularity in any tender with respect to any particular Notes or delivery of any Consents of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer and Solicitation (including this Consent and Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Company, the Depositary, the Dealer Manager and Solicitation Agent, the Trustee nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Tender Offer Consideration, including accrued and unpaid interest up to, but not including, the Settlement Date and, if applicable, the Consent Payment.

     11. WAIVER OF CONDITIONS. The Company expressly reserves the absolute right, in its sole discretion, to amend or waive any of the conditions to the Offer in the case of any Notes tendered or any Consent and Letter of Transmittal delivered, in whole or in part, at any time and from time to time.

     12. MUTILATED, LOST, STOLEN, OR DESTROYED CERTIFICATES FOR NOTES. Any Holder of Notes whose certificates for Notes have been mutilated, lost, stolen or destroyed should write to the Trustee at the following address: Manufacturers and Traders Trust Company, Corporate Trust Department, Mail Code 101-591, 25 South Charles Street, Baltimore, MD 21201 requesting that a replacement Note be issued.

     13. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions relating to the procedure for tendering Notes and consenting to the Proposed Amendments and requests for assistance or additional copies of the Statement and this Consent and Letter of Transmittal may be directed to, and additional information about the Offer and the Solicitation may be obtained from, the Dealer Manager and Solicitation Agent whose address and telephone number appears on the last page hereof.

     In order to tender, a Holder should send or deliver a properly completed and signed Consent and Letter of Transmittal, the certificates for the Notes and any other required documents to the Depositary at its addresses set forth below or tender pursuant to DTC's Automated Tender Offer Program.

             The Depositary for the Offer and the Solicitation is:

                    MANUFACTURERS AND TRADERS TRUST COMPANY

            By Mail, Overnight Courier or in person (by hand only):

                               Mail Code 101-591
                            25 South Charles Street
                              Baltimore, MD 21201
                     Attention: Corporate Trust Department

                          By Facsimile: (410) 244-4236

   (for Eligible Institutions only) U.S. Toll Free: 1-800-724-8330 Ext. 5099

     Any questions or requests for assistance or additional copies of the Statement or this Consent and Letter of Transmittal may be directed to the Dealer Manager and Solicitation Agent at the telephone numbers and address listed below or such Holder's broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer and the Solicitation.

The Dealer Manager for the Offer and the Solicitation Agent for the Solicitation
                                      is:

                              (CREDIT SUISSE LOGO)

                             Eleven Madison Avenue
                         New York, New York 10010-3629
                      Attention: Liability Management Desk
                         U.S. Toll Free: (800) 820-1653
                        Call Collect: +1 (212) 325-3175

                         ULTRAPETROL (BAHAMAS) LIMITED

                           OFFER TO PURCHASE FOR CASH
        ANY AND ALL OF ITS $135,000,000 OUTSTANDING PRINCIPAL AMOUNT OF
       10 1/2% FIRST PREFERRED SHIP MORTGAGE NOTES DUE 2008 (THE "NOTES")
                           (CUSIP NUMBER 90389Q AB 0)
                           (ISIN NUMBER US90389QAB05)
                                      AND
                          SOLICITATION OF CONSENTS FOR
                  PROPOSED AMENDMENTS TO THE RELATED INDENTURE

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 23, 2004, UNLESS EXTENDED BY THE COMPANY (SUCH DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE"). THIS OFFER MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME, INCLUDING ON A DAILY BASIS. HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE CONSENT PAYMENT AND THE TENDER OFFER CONSIDERATION WITH RESPECT TO THE NOTES MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS AND TENDER THEIR NOTES PURSUANT TO THE OFFER PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 8, 2004, UNLESS EXTENDED BY THE COMPANY (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "CONSENT DATE"). TENDERED NOTES MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE BUT NOT THEREAFTER. HOLDERS WHO TENDER THEIR NOTES AND DELIVER THEIR CONSENTS ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION AND MAY NOT WITHDRAW THEIR NOTES OR REVOKE THEIR CONSENTS UNLESS OTHERWISE REQUIRED BY LAW. HOLDERS WHO TENDER THEIR NOTES MUST CONSENT TO THE PROPOSED AMENDMENTS AND HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES.

                                                                October 26, 2004

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     Enclosed for your consideration is the Offer to Purchase and Consent Solicitation Statement (the "Statement") and a form of Consent and Letter of Transmittal (the "Consent and Letter of Transmittal"), relating to the offer by Ultrapetrol (Bahamas) Limited (the "Company") to purchase for cash any and all of its outstanding 10 1/2% First Preferred Ship Mortgage Notes Due 2008 (the "Notes") from each Holder (as defined in the Indenture referred to below) thereof, upon the terms and subject to the conditions set forth in the Statement and in the Consent and Letter of Transmittal (the "Offer"). In conjunction with the Offer, the Company is soliciting (the "Solicitation") consents (the "Consents") of registered Holders of the Notes, to certain proposed amendments (the "Proposed Amendments") to the Indenture, dated as of March 30, 1998 (the "Indenture"), among the Company, the guarantors and pledgors named therein and Manufacturers and Traders Trust Company (a New York banking corporation and successor in interest to Allfirst Bank (formerly known as FMB Bank), a Maryland state-chartered commercial bank (formerly chartered as a national banking association under the name The First National Bank of Maryland)), as trustee (the "Trustee"), pursuant to which an aggregate principal amount of $135,000,000 of Notes were originally issued.

     Holders who desire to tender their Notes pursuant to the Offer and receive the Tender Offer Consideration and the Consent Payment are required to tender their Notes and consent to the Proposed Amendments prior to 5:00 p.m., New York City time, on the Consent Date. Holders who tender their Notes and consent to the Proposed Amendments on or after 5:00 p.m., New York City time, on the Consent Date but on or prior to 11:59 p.m., New York City time, on the Expiration Date will receive only the relevant Tender Offer Consideration and will not receive the Consent Payment. Holders may not consent to the Proposed Amendments without tendering the Notes related thereto.

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

     Neither the Company nor the Dealer Manager and Solicitation Agent will pay you any fees or commissions for soliciting acceptances of the Offer. The Company will reimburse financial institutions their reasonable out-of-pocket expenses incurred in forwarding the enclosed materials to their clients. THE DEALER MANAGER AND SOLICITATION AGENT MUST RECEIVE REQUESTS FOR REIMBURSEMENT OF OUT-OF-POCKET EXPENSES NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON THE TENTH BUSINESS DAY FOLLOWING THE EXPIRATION DATE. NO REIMBURSEMENT WILL BE MADE ON REQUESTS RECEIVED AFTER THIS DATE.

     For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of our nominee, we are enclosing the following documents:

          1. The Statement dated October 26, 2004.

          2. A Consent and Letter of Transmittal for the Notes for your use and for the information of your clients, including Form W-9, as well as Guidelines for Certification of Taxpayer Identification Number on Form W-9, providing information relating to backup withholding tax.

          3. A printed form of letter, including the Letter of Instructions, which may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer and the Solicitation. This form will enable your clients to tender any or all Notes that they beneficially own.

     DTC participants will be able to execute tenders and deliver Consents through the DTC Automated Tender Offer Program ("ATOP").

     Tendered Notes and Consents should only be delivered to the Depositary, not to the Company or the Dealer Manager and Solicitation Agent. However, the Company reserves the right to accept any tendered Notes or Consents sent to the Company or the Dealer Manager and Solicitation Agent.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes or delivery of Consents pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding). The Company expressly reserves the absolute right, in its sole discretion, subject to applicable law, to reject any or all tenders of any Notes or delivery of Consents, as applicable, determined by it not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, subject to applicable law, to waive or amend any of the conditions of the Offer and Solicitation or to waive any defect or irregularity in any tender with respect to any particular Notes or delivery of any Consents of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer and Solicitation (including the Consent and Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Company, the Depositary, the Dealer Manager and Solicitation Agent, the Trustee nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Tender Offer Consideration, including accrued and unpaid interest up to, but not including, the Settlement Date and, if applicable, the Consent Payment.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

     PLEASE NOTE THAT THE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 23, 2004, UNLESS EXTENDED BY THE COMPANY OR EARLIER TERMINATED. HOLDERS MUST TENDER THEIR NOTES PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 8, 2004, UNLESS EXTENDED OR EARLIER TERMINATED, TO RECEIVE THE TOTAL CONSIDERATION, PLUS ACCRUED AND UNPAID INTEREST, IF ANY, FROM THE LAST INTEREST PAYMENT DATE UP TO, BUT NOT INCLUDING, THE SETTLEMENT DATE. HOLDERS WHO TENDER AFTER THE CONSENT DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION, WHICH EQUALS THE TOTAL

CONSIDERATION MINUS THE CONSENT PAYMENT, PLUS ACCRUED AND UNPAID INTEREST, IF ANY, FROM THE LAST INTEREST PAYMENT DATE UP TO, BUT NOT INCLUDING, THE SETTLEMENT DATE.

     Any inquires you may have with respect to the Offer and the Solicitation should be addressed to Credit Suisse First Boston LLC, the Dealer Manager and Solicitation Agent, at its address and telephone number set forth on the back cover of the Statement. Additional copies of the enclosed materials may be obtained from the Dealer Manager and Solicitation Agent.

                                         Very truly yours,

                                         CREDIT SUISSE FIRST BOSTON LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY, THE DEALER MANAGER AND SOLICITATION AGENT, THE DEPOSITARY OR THE TRUSTEE, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS EXPRESSLY CONTAINED THEREIN.

                         ULTRAPETROL (BAHAMAS) LIMITED
                           OFFER TO PURCHASE FOR CASH
        ANY AND ALL OF ITS $135,000,000 OUTSTANDING PRINCIPAL AMOUNT OF
       10 1/2% FIRST PREFERRED SHIP MORTGAGE NOTES DUE 2008 (THE "NOTES")
                           (CUSIP NUMBER 90389Q AB 0)
                           (ISIN NUMBER US90389QAB05)
                                      AND
                            SOLICITATION OF CONSENTS
                FOR PROPOSED AMENDMENTS TO THE RELATED INDENTURE

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 23, 2004, UNLESS EXTENDED BY THE COMPANY (SUCH DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE"). THIS OFFER MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME, INCLUDING ON A DAILY BASIS. HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE CONSENT PAYMENT AND THE TENDER OFFER CONSIDERATION WITH RESPECT TO THE NOTES MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS AND TENDER THEIR NOTES PURSUANT TO THE OFFER PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 8, 2004, UNLESS EXTENDED BY THE COMPANY (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "CONSENT DATE"). TENDERED NOTES MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME ON OR PRIOR TO THE CONSENT DATE BUT NOT THEREAFTER. HOLDERS WHO TENDER THEIR NOTES AND DELIVER THEIR CONSENTS ON OR AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE CONSENT DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION AND MAY NOT WITHDRAW THEIR NOTES OR REVOKE THEIR CONSENTS UNLESS OTHERWISE REQUIRED BY LAW. HOLDERS WHO TENDER THEIR NOTES MUST CONSENT TO THE PROPOSED AMENDMENTS AND HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES.

                                                                October 26, 2004

To Our Clients:

     Enclosed for your consideration is the Offer to Purchase and Consent Solicitation Statement (the "Statement") and a form of Consent and Letter of Transmittal (the "Consent and Letter of Transmittal"), relating to the offer by Ultrapetrol (Bahamas) Limited (the "Company") to purchase for cash any and all of its outstanding 10 1/2% First Preferred Ship Mortgage Notes Due 2008 (the "Notes") from each Holder (as defined in the Indenture referred to below) thereof, upon the terms and subject to the conditions set forth in the Statement and in the Consent and Letter of Transmittal (the "Offer"). In conjunction with the Offer, the Company is soliciting (the "Solicitation") consents (the "Consents") of registered Holders of the Notes, to certain proposed amendments (the "Proposed Amendments") to the Indenture, dated as of March 30, 1998 (the "Indenture"), among the Company, the guarantors and pledgors named therein and Manufacturers and Traders Trust Company (a New York banking corporation and successor in interest to Allfirst Bank (formerly known as FMB Bank), a Maryland state-chartered commercial bank (formerly chartered as a national banking association under the name The First National Bank of Maryland)), as trustee (the "Trustee"), pursuant to which an aggregate principal amount of $135,000,000 of Notes were originally issued. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Statement.

     Holders who desire to tender their Notes pursuant to the Offer and receive the Tender Offer Consideration and the Consent Payment are required to tender their Notes and consent to the Proposed Amendments prior to 5:00 p.m., New York City time, on the Consent Date. Holders who tender their Notes and consent to the Proposed Amendments on or after 5:00 p.m., New York City time, on the Consent Date but on or prior to 11:59 p.m., New

York City time, on the Expiration Date will receive only the relevant Tender Offer Consideration and will not receive the Consent Payment. Holders may not consent to the Proposed Amendments without tendering the Notes related thereto.

     This material relating to the Offer and the Solicitation is being forwarded to you as the beneficial owner of Notes carried by us for your account or benefit but not registered in your name. A tender of any Notes and delivery of the related Consent with respect to such Notes may only be made by us as the registered Holder and pursuant to your instructions. Therefore, the Company urges beneficial owners of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee to contact such registered Holder promptly if they wish to tender Notes pursuant to the Offer and deliver Consents pursuant to the Solicitation.

     Accordingly, we request instructions as to whether you wish us to tender Notes and deliver Consents with respect to any or all of the Notes held by us for your account. We urge you to read carefully the Statement, the Consent and Letter of Transmittal and the other materials provided herewith before instructing us to tender your Notes and to deliver the related Consents with respect to such Notes.

     Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Notes and deliver the related Consents on your behalf in accordance with the provisions of the Offer and the Solicitation. Please note that tenders of Notes and deliveries of Consents must be received prior to 5:00 p.m., New York City time, on November 8, 2004, unless extended, to receive the Consent Payment and that the Offer and the Solicitation will expire at 11:59 p.m., New York City time, on November 23, unless extended.

     Tenders of Notes made prior to 5:00 p.m., New York City time, on the Consent Date may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Consent Date. A valid withdrawal of tendered Notes prior to 5:00 p.m., New York City time, on the Consent Date will constitute the concurrent valid revocation of such Holder's related Consent. Notes tendered subsequent to the Consent Date and on or prior to 11:59 p.m., New York City time, on the Expiration Date may not be withdrawn.

     Consents may be revoked prior to 5:00 p.m., New York City time, on the Consent Date, and a valid revocation of a Consent will also constitute a withdrawal of the related Notes.

     All capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

     Your attention is directed to the following:

          1. The Offer is for any and all Notes that are outstanding.

          2. If you desire to tender any Notes and deliver the related Consents pursuant to the Offer and the Solicitation and receive the Tender Offer Consideration upon the Company's acceptance of your Notes for purchase pursuant to the Offer, we must receive your instructions in ample time to permit us to effect a tender of Notes and submit the related Consent on your behalf on or prior to 11:59 p.m., New York City time, on the Expiration Date.

          3. If you desire to receive the Consent Payment as well as the Tender Offer Consideration upon the Company's acceptance of your Notes for purchase pursuant to the Offer, we must receive your instructions in ample time to permit us to effect a tender of Notes and submit the related Consent on your behalf prior to 5:00 p.m., New York City time, on the Consent Date.

          4. The Company's obligation to accept for purchase and pay the Tender Offer Consideration for Notes validly tendered pursuant to the Offer and make Consent Payments for Consents validly submitted on or prior to the Consent Date is subject to certain conditions set forth in the Statement under Item 8, "Conditions to the Offer and Solicitation," including the Financing Condition, the Supplemental Indenture Condition and the General Conditions.

          5. Any transfer taxes incident to the transfer of the Notes from the tendering Holder to the Company will be paid by the Company, except as provided in the Statement and the instructions to the Consent and Letter of Transmittal.

          6. The Company expressly reserves the right, subject to applicable law and the terms of the Offer, (i) to delay acceptance for purchase of any Notes or, regardless of whether such Notes were theretofore accepted for payment, to delay the purchase of any Notes pursuant to the Offer and to terminate the Offer and not accept for payment any Notes not theretofore accepted for purchase, upon the failure of any of the conditions to the Offer specified herein to be satisfied, by giving written notice of such delay or termination to the Depositary and (ii) at any time, or from time to time, to amend the Offer in any respect. The reservation of the Company of the right to delay acceptance of payment of Notes is subject to the provisions of Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, which requires that the Company pay the consideration offered or return the Notes deposited by or on behalf of Holders thereof promptly after the termination or withdrawal of the Offer.

          7. CONSUMMATION OF THE OFFER AND SOLICITATION MAY HAVE ADVERSE CONSEQUENCES TO THE NON-TENDERING HOLDERS. IF THE REQUISITE CONSENTS (AS DEFINED IN THE STATEMENT) ARE RECEIVED AND ALL OF THE PROPOSED AMENDMENTS BECOME OPERATIVE PURSUANT TO THE SUPPLEMENTAL INDENTURE, THE NOTES WILL NO LONGER HAVE THE BENEFITS OF CERTAIN RESTRICTIVE COVENANTS, CERTAIN EVENTS OF DEFAULT AND RELATED PROVISIONS THAT WILL BE ELIMINATED FROM THE INDENTURE BY THE PROPOSED AMENDMENTS. IN ADDITION, THE COMPANY MAY SEEK TO SATISFY AND DISCHARGE THE INDENTURE.

     THERE ARE NO GUARANTEED DELIVERY PROCEDURES APPLICABLE TO THE OFFER. HOLDERS MUST TENDER THEIR NOTES IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE STATEMENT AND THE CONSENT AND LETTER OF TRANSMITTAL.

     IF YOU WISH TO HAVE US TENDER ANY OR ALL OF YOUR NOTES HELD BY US FOR YOUR ACCOUNT OR BENEFIT AND DELIVER CONSENTS PURSUANT TO THE OFFER AND SOLICITATION, PLEASE SO INSTRUCT US BY COMPLETING, EXECUTING AND RETURNING TO US THE INSTRUCTION FORM THAT APPEARS BELOW. IF YOU INSTRUCT TO CONSENT, WE WILL CONSENT WITH RESPECT TO THE ENTIRE PRINCIPAL AMOUNT OF THE NOTES HELD BY US FOR YOUR ACCOUNT UNLESS OTHERWISE DIRECTED ON THE INSTRUCTION FORM BELOW.

     THE ACCOMPANYING CONSENT AND LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR INFORMATIONAL PURPOSES ONLY AND MAY NOT BE USED BY YOU TO TENDER NOTES HELD BY US AND REGISTERED IN OUR NAME FOR YOUR ACCOUNT OR TO DELIVER CONSENTS. PLEASE DO NOT COMPLETE THE CONSENT AND LETTER OF TRANSMITTAL.

                                  INSTRUCTIONS

     The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer and the Solicitation of the Company with respect to the Notes. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Statement.

     THIS WILL INSTRUCT YOU TO TENDER THE PRINCIPAL AMOUNT OF NOTES INDICATED BELOW HELD BY YOU FOR THE ACCOUNT OR BENEFIT OF THE UNDERSIGNED AND TO DELIVER THE UNDERSIGNED'S CONSENT WITH RESPECT TO THE PRINCIPAL AMOUNT OF NOTES INDICATED BELOW, PURSUANT TO THE TERMS AND CONDITIONS SET FORTH IN THE STATEMENT AND THE RELATED CONSENT AND LETTER OF TRANSMITTAL.

--------------------------------------------------------------------------------
       10 1/2% First Preferred Ship Mortgage Notes Due 2008 (the "Notes")
                           (CUSIP Number 90389Q AB 0)
                           (ISIN Number US90389QAB05)

       AS TO WHICH CONSENT TO THE PROPOSED AMENDMENTS IS TO BE GIVEN AND
              WHICH ARE TO BE TENDERED UNLESS OTHERWISE INDICATED
--------------------------------------------------------------------------------

PRINCIPAL AMOUNT HELD FOR ACCOUNT OF                10 1/2% First Preferred Ship Mortgage Notes
UNDERSIGNED:                                                         Due 2008
                                                            (CUSIP Number 90389Q AB 0)
$ ------------------                                        (ISIN Number US90389QAB05)*
PRINCIPAL AMOUNT AS TO WHICH CONSENTS SHOULD BE
DELIVERED AND WHICH ARE TO BE TENDERED:
$ ------------------

--------------------------------------------------------------------------------
* UNLESS OTHERWISE INDICATED, IT WILL BE ASSUMED THAT YOU INTEND FOR US TO TENDER AND DELIVER CONSENTS FOR ALL OF THE AGGREGATE PRINCIPAL AMOUNT OF NOTES HELD BY US FOR YOUR ACCOUNT. HOLDERS WHO DESIRE TO RECEIVE THE TENDER OFFER CONSIDERATION AND THE CONSENT PAYMENT MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS AND TENDER THEIR NOTES ON OR PRIOR TO THE CONSENT DATE. UNLESS YOU ARE TENDERING AND DELIVERING CONSENTS FOR ALL NOTES HELD BY YOU, YOU MAY TENDER AND DELIVER CONSENTS ONLY WITH RESPECT TO INTEGRAL MULTIPLES OF $1,000 OF THE NOTES.
--------------------------------------------------------------------------------

                                PLEASE SIGN HERE

Signature(s)
--------------------------------------------------------------------------------

Name(s) and Title(s) (Please Print)
 -------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

Zip Code
--------------------------------------------------------------------------------

Area Code and Telephone No.
--------------------------------------------------------------------------------

Taxpayer Identification or Social Security No.
          ----------------------------------------------------------------------

My Account Number With You
--------------------------------------------------------------------------------

Date:
----------, 2004
--------------------------------------------------------------------------------

     PRINT OR TYPE
        SEE SPECIFIC INSTRUCTIONS ON PAGE 2

  Form W-9                                       REQUEST FOR TAXPAYER
  (Rev. January 2003)                  IDENTIFICATION NUMBER AND CERTIFICATION
  Department of the Treasury                                                               GIVE FORM TO THE
  Internal Revenue Service                                                                 REQUESTOR. DO NOT
                                                                                           SEND TO THE IRS.
-------------------------------------------------------------------------------------------------------------------------

             Name

            ---------------------------------------------------------------------------------------------------------------
             Business name, if different from above

            ---------------------------------------------------------------------------------------------------------------

             Check appropriate box:    [ ] Individual/Individual    [ ] Corporation    [     [ ] Exempt from backup
            ] Partnership    [ ] Other ,................................................... withholding
            ---------------------------------------------------------------------------------------------------------------
             Address (number, street, and apt. or suite no.)       Requester's name and address (optional)

            -----------------------------------------------------
             City, state, and ZIP code

            ---------------------------------------------------------------------------------------------------------------
             List account number(s) here (optional)

---------------------------------------------------------------------------------------------------------------------------

 PART I       TAXPAYER IDENTIFICATION NUMBER (TIN)
--------------------------------------------------------------------------------

 Enter your TIN in the appropriate box. For individuals, this  SOCIAL SECURITY NUMBER is your social security number (SSN). HOWEVER, FOR A
 RESIDENT ALIEN, SOLE PROPRIETOR, OR DISREGARDED ENTITY, SEE
 THE PART I INSTRUCTIONS ON PAGE 3. For other entities, it is
 your employer identification number (EIN).                    ---------------------------
 If you do not have a number, see HOW TO GET A TIN on page 3.  OR
 NOTE: If the account is in more than one name, see the chart  EMPLOYER IDENTIFICATION NUMBER on page 4 for guidelines on whose number to enter.
                                                               ---------------------------

--------------------------------------------------------------------------------
 PART II      CERTIFICATION
--------------------------------------------------------------------------------

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), AND

2. I am not subject to backup withholding because: (A) I am exempt from backup withholding, or (B) I have not been notified by the Internal Revenue Service
(IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified me that I am no longer subject to backup withholding, AND

3.   I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)
--------------------------------------------------------------------------------
 SIGN               SIGNATURE OF
 HERE              U.S.
PERSON ,                                                         DATE ,
--------------------------------------------------------------------------------

PURPOSE OF FORM

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. PERSON. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2.   Certify that you are not subject to backup withholding, or

3.   Claim exemption from backup withholding if you are a U.S. exempt payee.

NOTE: If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

FOREIGN PERSON. If you are a foreign person, use the appropriate Form W-8 (see PUB. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

NONRESIDENT ALIEN WHO BECOMES A RESIDENT ALIEN.

Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

    If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2.   The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4.   The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Form W-9 (Rev. 1-2003)                                                    Page 2
--------------------------------------------------------------------------------

EXAMPLE. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

    If you are a NONRESIDENT ALIEN OR A FOREIGN ENTITY not subject to backup withholding, give the requester the appropriate completed Form W-8.

    WHAT IS BACKUP WITHHOLDING? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 30% of such payments (29% AFTER December 31, 2003; 28% AFTER December 31, 2005). This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

    You will NOT be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

PAYMENTS YOU RECEIVE WILL BE SUBJECT TO BACKUP WITHHOLDING IF:

    1.   You do not furnish your TIN to the requester, or

    2. You do not certify your TIN when required (see the Part II instructions on page 4 for details), or

    3.   The IRS tells the requester that you furnished an incorrect TIN, or

    4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

    5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

    Certain payees and payments are exempt from backup withholding. See the instructions below and the separate INSTRUCTIONS FOR THE REQUESTER OF FORM W-9.

PENALTIES

FAILURE TO FURNISH TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

MISUSE OF TINS. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

SPECIFIC INSTRUCTIONS

NAME

If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

    If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

SOLE PROPRIETOR. Enter your INDIVIDUAL name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

LIMITED LIABILITY COMPANY (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, ENTER THE OWNER'S NAME ON THE "NAME" LINE. Enter the LLC's name on the "Business name" line.

OTHER ENTITIES. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

NOTE: You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

EXEMPT FROM BACKUP WITHHOLDING

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

    Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

NOTE: If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

EXEMPT PAYEES. Backup withholding is NOT REQUIRED on any payments made to the following payees:

    1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2);

    2.   The United States or any of its agencies or instrumentalities;

    3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities;

    4. A foreign government or any of its political subdivisions, agencies, or instrumentalities; or

    5. An international organization or any of its agencies or instrumentalities.

    Other payees that MAY BE EXEMPT from backup withholding include:

    6.   A corporation;

    7.   A foreign central bank of issue;

    8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

    9. A futures commission merchant registered with the Commodity Futures Trading Commission;

    10.  A real estate investment trust;

    11. An entity registered at all times during the tax year under the Investment Company Act of 1940;

    12.  A common trust fund operated by a bank under section 584(a);

    13.  A financial institution;

    14. A middleman known in the investment community as a nominee or custodian; or

    15.  A trust exempt from tax under section 664 or described in section 4947.

Form W-9 (Rev. 1-2003)                                                    Page 3
--------------------------------------------------------------------------------

    The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

---------------------------------------------------------------
                                 THEN THE PAYMENT IS EXEMPT
IF THE PAYMENT IS FOR...         FOR...
---------------------------------------------------------------
Interest and dividend payments   All exempt recipients except
                                 for 9
---------------------------------------------------------------
Broker transactions              Exempt recipients 1 through
                                 13. Also, a person registered
                                 under the Investment Advisers
                                 Act of 1940 who regularly acts
                                 as a broker
---------------------------------------------------------------
Barter exchange transactions     Exempt recipients 1 through 5
and patronage dividends
---------------------------------------------------------------
Payments over $600 required to   Generally, exempt recipients 1
be reported and direct sales     through 7(2)
over $5,000(1)
---------------------------------------------------------------

(1) See FORM 1099-MISC, Miscellaneous Income, and its instructions.

(2) However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are NOT EXEMPT from backup withholding: medical and health care payments, attorneys' fees; and payments for services paid by a Federal executive agency.

PART I. TAXPAYER IDENTIFICATION NUMBER (TIN)

ENTER YOUR TIN IN THE APPROPRIATE BOX. If you are a RESIDENT ALIEN and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see HOW TO GET A TIN below.

    If you are a SOLE PROPRIETOR and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

    If you are a single-owner LLC that is disregarded as an entity separate from its owner (see LIMITED LIABILITY COMPANY (LLC) on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

NOTE: See the chart on page 4 for further clarification of name and TIN combinations.

HOW TO GET A TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get FORM SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at WWW.SSA.GOV/ONLINE/SS5.HTML. You may also get this form by calling 1-800-772-1213. Use FORM W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or FORM SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at WWW.IRS.GOV.

    If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

    NOTE: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

    CAUTION: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 1-2003)                                                    Page 4
--------------------------------------------------------------------------------

PART II. CERTIFICATION

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 3, and 5 below indicate otherwise.

    For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see EXEMPT FROM BACKUP WITHHOLDING on page 2.

    SIGNATURE REQUIREMENTS. Complete the certification as indicated in 1 through 5 below.

    1. INTEREST, DIVIDEND, AND BARTER EXCHANGE ACCOUNTS OPENED BEFORE 1984 AND BROKER ACCOUNTS CONSIDERED ACTIVE DURING 1983. You must give your correct TIN, but you do not have to sign the certification.

    2. INTEREST, DIVIDEND, BROKER, AND BARTER EXCHANGE ACCOUNTS OPENED AFTER 1983 AND BROKER ACCOUNTS CONSIDERED INACTIVE DURING 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

    3. REAL ESTATE TRANSACTIONS. You must sign the certification. You may cross out item 2 of the certification.

    4. OTHER PAYMENTS. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

    5. MORTGAGE INTEREST PAID BY YOU, ACQUISITION OR ABANDONMENT OF SECURED PROPERTY, CANCELLATION OF DEBT, QUALIFIED TUITION PROGRAM PAYMENTS (UNDER
SECTION 529), IRA OR ARCHER MSA CONTRIBUTIONS OR DISTRIBUTIONS, AND PENSION DISTRIBUTIONS. You must give your correct TIN, but you do not have to sign the certification.

WHAT NAME AND NUMBER TO GIVE THE REQUESTER

------------------------------------------------------------------
     FOR THIS TYPE OF ACCOUNT:           GIVE NAME AND SSN OF:
------------------------------------------------------------------
1.   Individual                      The individual
2.   Two or more individuals         The actual owner of the
     (joint account)                 account or, if combined
                                     funds, the first individual
                                     on the account(1)
3.   Custodian account of a minor    The minor(2)
     (Uniform Gift to Minors Act)
4.   a. The usual revocable          The grantor-trustee(1)
     savings trust (grantor is
        also trustee)
     b. So-called trust account      The actual owner(1)
     that is not a legal or valid
        trust under state law
5.   Sole proprietorship or single   The owner(3)
     owner LLC
------------------------------------------------------------------
     FOR THIS TYPE OF ACCOUNT:       GIVE NAME AND EIN OF:
------------------------------------------------------------------
6.   Sole proprietorship             The owner(3)
7.   A valid trust, estate, or       Legal entity(4)
     pension trust
8.   Corporate or LLC electing       The corporation
     corporate status on Form 8832
9.   Association, club, religious,   The organization
     charitable, educational, or
     other tax-exempt organization
10.  Partnership or multi-member     The partnership
     LLC
11.  A broker or registered          The broker or nominee
     nominee
12.  Account with the Department     The public entity
     of Agriculture in the name of
     a public entity (such as a
     state or local government,
     school district, or prison)
     that receives agricultural
     program payments
------------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's SSN.

(3) YOU MUST SHOW YOUR INDIVIDUAL NAME, but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

--------------------------------------------------------------------------------

PRIVACY ACT NOTICE

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. -- Social Security Numbers and Individual Taxpayer Identification Numbers
(ITIN) have nine digits separated by two hyphens: i.e. 000-00-0000. Employer Identification Numbers have nine digits separated by only one hyphen, i.e. 00-0000000. The table below will help determine the number to give the payer.

---------------------------------------------------------------
                                   GIVE NAME AND
                                   SOCIAL SECURITY
                                   OR ITIN
FOR THIS TYPE OF ACCOUNT:          NUMBER OF --
---------------------------------------------------------------
1.   Individual                    The individual
2.   Two or more individuals       The actual owner of the
     (joint account)               account or, if combined
                                   funds, the first individual
                                   on the account(1)
3.   Custodian account of a minor  The minor(2)
     (Uniform Gift to Minors Act)
     nominee
4.   a. The usual revocable        The grantor-trustee(1)
     savings trust account
        (grantor is also trustee)
     a. So-called trust account    The actual owner(1)
     that is not a legal or valid
        trust under State law
5.   Sole proprietorship or        The owner(3)
     single-owner LLC

---------------------------------------------------------------

 -------------------------------------------------------------------------------
                                               GIVE NAME AND
                                               EMPLOYER
                                               IDENTIFICATION
FOR THIS TYPE OF ACCOUNT:                      NUMBER OF --
 -------------------------------------------------------------------------------
    6.     A valid trust, estate, or pension   The legal entity(4)
           trust
    7.     Corporate or LLC electing           The corporation or LLC electing
           corporate status on Form 8832       corporate status on Form 8832
    8.     Association, club, religious,       The organization
           charitable, educational or other
           tax-exempt organization
    9.     A broker or registered nominee      The broker or nominee
   10.     Partnership or a multi member LLC   The partnership or a multi member
                                               LLC
   11.     Account with the Department of      The public entity
           Agriculture in the name of a
           public entity (such as a State or
           local government, school district
           or prison) that receives
           agricultural program payments
---------------------------------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security Number, that person's Social Security Number must be furnished.
(2) Circle the minor's name and furnish the minor's Social Security Number.
(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may either use your Social Security Number or Employer Identification Number (if you have one).
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the tax identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you do not have a Taxpayer Identification Number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, Form W-7, Application for IRS Individual Taxpayer Identification Number or Form SS-4, Application for Employer Identification Number, at the local Social Security Administration or the Internal Revenue Service or by calling 1(800) TAX-FORM and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

  - An organization exempt from tax under Section 501(a), any IRA, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

  - The United States or any of its agencies or instrumentalities.

  - A state, the District of Columbia, a possession of the United States, or any political subdivisions or instrumentalities.

  - A foreign government or any of its political subdivisions, agencies or instrumentalities.

  - An international organization or any of its agencies, or instrumentalities.

Payees that may be exempt from backup withholding include:

  - A corporation.

  - A financial institution.

  - A dealer in securities or commodities required to register in the U.S., the District of Columbia, or a possession of the U.S.

  - A real estate investment trust.

  - A common trust fund operated by a bank under Section 584(a).

  - A trust exempt from tax under Section 664 or described in Section 4947.

  - An entity registered at all times during the tax year under the Investment Company Act of 1940.

  - A foreign central bank of issue.

  - A middleman known in the investment community as a nominee or custodian.

  - A futures commission merchant registered with the Commodity Futures Trading Commission.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

  - Payments to nonresident aliens subject to withholding under Section 1441.

  - Payments to partnerships not engaged in a trade or business in the U.S. and that have at least one nonresident alien partner.

  - Payments of patronage dividends not paid in money.

  - Payments made by certain foreign organizations.

  - Section 404(k) payments made by an ESOP.

Payments of interest not generally subject to backup withholding include the following:

  - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct Taxpayer Identification Number to the payer.

  - Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

  - Payments described in Section 6049(b)(5) to nonresident aliens.

  - Payments on tax-free covenant bonds under Section 1451.

  - Payments made by certain foreign organizations.

  - Mortgage or student loan interest paid to you.

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. CHECK THE BOX ON THE FACE OF THE FORM IN PART 4, SIGN AND DATE THE FORMS.

Certain payments, other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Section 6041, 6041(a), 6042, 6044, 6045, 6049, 6050A, and 6050(N).

PRIVACY ACT NOTICE. -- Section 6109 requires most recipients of dividend, interest or other payments to give their correct Taxpayer Identification Numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold the applicable amount of taxable interest, dividend, and certain other payments to a payee who does not furnish a Taxpayer Identification Number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. -- If you fail to furnish your taxpayer identification number to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. -- Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.